The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-158161
PROSPECTUS SUPPLEMENT (Subject to Completion)
(To Prospectus dated March 23, 2009)
Issued June 29, 2009

$250,000,000
Royal Caribbean Cruises Ltd.

  % SENIOR NOTES DUE 2015

Interest payable on January 15 and July 15

The Senior Notes will mature on July 15, 2015. Except as described herein, the Senior Notes are not redeemable prior to maturity and do not provide for any sinking fund. The Senior Notes will be separately represented by one or more global securities registered in the name of the Depository Trust Company (“DTC”). Beneficial interests in the global securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Senior Notes in definitive form will not be issued. The Senior Notes will be issued only in denominations of $1,000 and integral multiples thereof. The Senior Notes will constitute unsecured and unsubordinated indebtedness of Royal Caribbean Cruises Ltd. and will rank on parity with our other unsecured and unsubordinated indebtedness. See “Description of Senior Notes.”

Investing in the Senior Notes involves risks that are described in “Risk Factors” beginning on page S-14 of this prospectus supplement and in “Item 1A — Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2008.

PRICE:     % AND ACCRUED INTEREST, IF ANY

Underwriting
	Price to		Discounts and		Proceeds to
	Public		Commissions		Company

Per Senior Note due 2015		%		%		%
Total	$		$		$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Senior Notes to the purchasers in book-entry form only through The Depository Trust Company on or about July   , 2009.

Joint Book-Running Managers

MORGAN STANLEY	BANC OF AMERICA SECURITIES LLC	GOLDMAN, SACHS & CO.

Senior Co-Managers

CITI	DEUTSCHE BANK SECURITIES	SCOTIA CAPITAL

Co-Managers

BNP PARIBAS	DNB NOR MARKETS	MIZUHO SECURITIES USA INC.

RBS	SEB
June   , 2009

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. This prospectus supplement describes the specific details regarding this offering of Senior Notes. The accompanying prospectus provides more general information. To the extent information in this prospectus supplement is inconsistent with the accompanying prospectus or any of the earlier-dated documents incorporated by reference into this prospectus supplement and the accompanying prospectus, you should rely on this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus together with the additional information about us described under “Incorporation of Documents by Reference” and “Where You Can Find More Information.”

S-i

SUMMARY

As used in this prospectus supplement, the terms “Royal Caribbean,” the “Company,” “we,” “our” and “us” refer to Royal Caribbean Cruises Ltd. and the terms “Royal Caribbean International,” “Celebrity Cruises,” “Pullmantur,” “Azamara Cruises” and “CDF Croisières de France” refer to our cruise brands. In accordance with cruise vacation industry practice, the term “berths” is determined based on double occupancy per cabin even though many cabins can accommodate three or more passengers. See “— Selected Financial and Other Data” for the definition of “EBITDA” and a reconciliation of EBITDA to net income.

Royal Caribbean Cruises Ltd.

We are the world’s second largest cruise company operating 37 ships in the cruise vacation industry with approximately 77,000 berths as of May 31, 2009. We own five cruise brands, Royal Caribbean International, Celebrity Cruises, Pullmantur, Azamara Cruises, and CDF Croisières de France. In addition, we have a 50% investment in a joint venture with TUI AG which operates the brand TUI Cruises. Our cruise brands primarily serve the contemporary, premium and deluxe segments of the cruise vacation industry, which also includes the budget and luxury segments. Our ships operate on a selection of worldwide itineraries that call on approximately 425 destinations. We compete principally on the basis of quality of ships, quality of service, variety of itineraries and price.

Historically, our primary focus has been to serve the North American cruise market through our two main global cruise brands, Royal Caribbean International and Celebrity Cruises. Throughout the years, we have expanded our focus to increase international passenger sourcing by opening offices in the United Kingdom, Germany, Norway, Italy, Spain, Singapore, China, Brazil, and Australia. We also expanded our global base through the strategic acquisition of Pullmantur in 2006, which provides us with a brand to serve the cruise markets in Spain and Latin America. Our launch of CDF Croisières de France in 2007 provides us with a custom tailored product targeted at the cruise market in France and our joint venture with TUI AG, which began sailings in 2009, provides us with a custom tailored product targeted at the cruise market in Germany.

In addition to increasing our international passenger sourcing, the launch of Azamara Cruises in 2007 provides us with a new global cruise brand designed to serve the emerging deluxe cruise segment between the premium and luxury segments, primarily in the North American, U.K. and German cruise markets.

Our commitment to acquire state-of-the-art ships, along with our maintenance programs and revitalizations to incorporate our current signature brand elements provides us with the flexibility to deploy our ships among our brand portfolio and expand into growing international markets.

We believe cruising has become a more widely accepted vacation alternative over the years due to its perceived value, expanded itineraries, shipboard innovation, and variety of shore-side activities. In addition, we believe that our products appeal to a large consumer base and are not dependent on a single market or demographic. Further, we believe our global brands possess the versatility to enter multiple cruise market segments within the cruise vacation industry.

We earned EBITDA of $1.4 billion and net income of $573.7 million in 2008 on $6.5 billion in revenues, compared to 2007 EBITDA of $1.4  billion and net income of $603.4 million on $6.1 billion in revenues. Passenger ticket revenues accounted for 72.4% and 72.0% of total revenues in 2008 and 2007, respectively. Onboard and other revenues accounted for 27.6% and 28.0% of total revenues in 2008 and 2007, respectively. Passenger ticket revenues generated by sales originating in countries outside of the United States were approximately 40% and 37% of total passenger ticket revenues in 2008 and 2007, respectively. International passengers have grown from approximately 511,000 in 2004 to approximately 1.3 million in 2008. We generated net cash flow from operating activities of $1.1 billion in 2008 and $1.3 billion in 2007.

We recorded EBITDA of $181.7 million and a net loss of $36.2 million in the first quarter of 2009 on $1.3 billion in revenues, compared to EBITDA of $269.6 million and net income of $75.6 million on $1.4 billion in revenues in the first quarter of 2008. Passenger ticket revenues accounted for 71.6% and 72.6% of total revenues in the first quarter of 2009 and 2008, respectively. Onboard and other revenues accounted for 28.4% and 27.4% of total revenues in the first quarter of 2009 and 2008, respectively. We generated net cash flow from operating activities of $113.9 million in the first quarter of 2009 and $301.8 million in the first quarter of 2008.

Industry Overview

Over the past several years, cruising has represented a small but growing sector of the overall vacation market. Industry data indicates that a significant portion of cruise guests carried are first-time cruisers. We believe this could present an opportunity for long-term growth and a potential for increased market share through the expansion of our fleet.

We estimate that the global cruise industry carried 17.2 million cruise passengers in 2008 compared to 16.6 million cruise passengers carried in 2007. We estimate that the global cruise fleet was served by approximately 354,000 berths on approximately 240 ships by the end of 2008. There are approximately 34 ships with an estimated 86,000 berths that are expected to be placed in service in the global cruise market between 2009 and 2012.

North America represents the primary source of our cruise passengers and has experienced a compound annual growth rate of approximately 8.7% since 1970. From 2004 to 2008 North America has experienced a compound annual growth rate in cruise passengers of approximately 4.4%. We estimate that North America was served by 132 ships with approximately 194,000 berths at the beginning of 2004 and by 150 ships with approximately 257,000 berths by the end of 2008. There are approximately 27 ships with an estimated 68,000 berths that are expected to be placed in service in the North American cruise market between 2009 and 2012.

We compete with a number of cruise lines. Cruise lines compete with other vacation alternatives such as land-based resort hotels and sightseeing destinations for consumers’ leisure time. Demand for such activities is influenced by political and general economic conditions. Companies within the vacation market are dependent on consumer discretionary spending. Although vacation spending has been and will likely continue to be curtailed significantly in the midst of the current worldwide economic downturn, we believe that cruising is perceived by consumers as a good value when compared to other vacation alternatives.

Our Brands

Royal Caribbean International

Royal Caribbean International is positioned at the upper end of the contemporary segment of the cruise vacation industry, although its quality enables it to attract consumers from the premium segment as well. This allows Royal Caribbean International to achieve one of the broadest market coverages of any of the major cruise brands in the vacation industry. Royal Caribbean International operates 20 ships with approximately 51,200 berths, offering cruise itineraries that range from two to 18 nights. Royal Caribbean International offers a variety of itineraries to destinations worldwide, including Alaska, Asia, Australia, Bermuda, Canada, the Caribbean, Europe, Hawaii, Latin America and New Zealand.

Royal Caribbean International’s strategy is to attract an array of vacationing consumers by providing a wide variety of itineraries and cruise lengths with multiple innovative options for onboard dining, entertainment and other onboard activities. Royal Caribbean International offers a wide array of onboard services, amenities and activities. Additionally, Royal Caribbean International offers a variety of shore excursions at each port of call. We believe that the variety and quality of Royal Caribbean International’s product offerings represent excellent value to consumers, especially to couples and families traveling with children. Because of the brand’s extensive product offerings, we believe Royal Caribbean International is well positioned to attract new consumers to the cruise vacation industry and to continue to bring guests back for their next vacation.

Building upon its legacy of innovations, Royal Caribbean International will introduce a new class of ships in 2009. This new class of ships, the Oasis-class, will be approximately 220,000 gross tons each with approximately 5,400 berths. Each ship will span 16 decks and 2,700 staterooms. The new Oasis-class ships will introduce several new experiences to cruising including the new neighborhood concept. The Oasis-class ships will also offer new categories in onboard accommodations including bi-level, urban-style two bedroom/two bathroom suites and balcony staterooms facing some of the distinct neighborhoods.

Celebrity Cruises

Celebrity Cruises primarily serves the premium segment of the cruise vacation industry. Celebrity Cruises operates eight ships with approximately 14,800 berths, offering various cruise itineraries that range from two to 16 nights. Celebrity Cruises’ fleet and service has been consistently recognized with numerous awards from cruise traveler polls, travel agents and travel industry publications.

Celebrity Cruises’ strategy is to attract experienced cruise guests who appreciate and value the high quality, service-focused experience the brand offers. Celebrity Cruises offers a global cruise experience by providing a variety of cruise lengths and itineraries to premium destinations throughout the world and has deployed a high proportion of its fleet in seasonal markets, e.g., Alaska, Australia, Europe, Hawaii, New Zealand, the Panama Canal, the Caribbean and South America. Celebrity Cruises is also the only major cruise line to operate a ship in the Galapagos Islands, Celebrity Xpedition.

Celebrity Cruises’ products and services have broad appeal for a global audience. Celebrity Cruises delivers an intimate experience onboard upscale ships that offer a high staff-to-passenger ratio, extensive spa facilities, fine dining and personalized service.

In 2008 Celebrity Cruises introduced the first of five Solstice-class ships, a new wide-body construction class of ships that are approximately 122,000 gross tons each with approximately 2,850 berths. This new wide-body construction design provides for many intimate areas onboard the ship. Celebrity Solstice offers unique onboard attractions such as the “Lawn Club”, a half acre venue featuring live grass and the “Hot Glass Show”, a fully functional glass blowing studio.

Pullmantur

Pullmantur serves the contemporary segment of the Spanish and Latin American cruise markets. Pullmantur operates six ships with approximately 8,850 berths, offering various seven-night cruise itineraries. In addition, Pullmantur has tour operations, and owns a 49% interest in a small air business that operates three Boeing 747 aircraft in support of its cruise and tour operations.

Pullmantur’s strategy is to attract cruise guests by providing a variety of cruising options and land-based travel packages. Pullmantur offers a range of cruise itineraries to the Caribbean, the Mediterranean, Brazil and the Baltic. Pullmantur offers a wide array of onboard activities and services to guests, including exercise facilities, swimming pools, beauty salons, gaming facilities, shopping, and dining and entertainment venues. Pullmantur’s tour operations sell land-based travel packages to Spanish guests including hotels and flights primarily to Caribbean resorts, and sell land-based tour packages to Europe aimed at Latin American guests.

Azamara Cruises

Azamara Cruises is designed to serve the emerging deluxe cruise segment between the premium and luxury segments of the North American cruise markets, along with the U.K. and German markets. Azamara Cruises operates two ships with a total of approximately 1,400 berths, offering various cruise itineraries that range from seven to 24 nights and appeal to the more experienced guest who is usually more affluent.

Azamara Cruises’ strategy is to attract experienced travelers who enjoy cruising and who seek a more intimate onboard experience, a high level of service and itineraries to a variety of unique destinations. Azamara Cruises completed its first full year of operation in 2008 offering global itineraries to many ports not accessible by larger ships. Azamara Cruises offers a wide array of onboard services, amenities and activities, including gaming facilities, fine dining and interactive entertainment venues.

CDF Croisières de France

CDF Croisières de France is designed to serve the contemporary segment of the French cruise market and increases our global presence by providing us with a brand custom-tailored for French cruise guests. CDF Croisières de France operates Bleu de France, a 750-berth ship.

CDF Croisières de France offers seasonal seven to ten night itineraries to the Mediterranean and the Caribbean. CDF Croisières de France offers a variety of onboard services, amenities and activities, including entertainment venues, exercise and spa facilities, fine dining, and gaming facilities.

TUI Cruises

In April 2008, we closed on our joint venture agreement with TUI AG, a European tourism and shipping company which owns 51% of TUI Travel. The joint venture operates TUI Cruises, designed to serve the contemporary and premium segments of the German cruise market by offering a custom-tailored product for German guests. We sold Celebrity Galaxy, a 1,850-berth ship to TUI Cruises to serve as its first ship and the ship began sailing under the name Mein Schiff in May 2009.

Our Operating Strategy

Our principal operating strategies are to:

•	manage the efficiency of our operating expenditures and preserve cash and liquidity during the current worldwide economic downturn,

•	increase the awareness and market penetration of our brands,

•	expand our fleet with the new state-of-the-art cruise ships currently on order,

•	expand into new markets and itineraries,

•	continue to expand and diversify our passenger mix through passenger sourcing outside North America,

•	protect the health, safety and security of our passengers and employees and protect the environment in which our vessels and organization operate,

•	utilize sophisticated revenue management capabilities to optimize revenue based on demand for our products,

•	further improve our technological capabilities, and

•	maintain strong relationships with travel agencies, the principal industry distribution channel, while offering direct access for consumers.

Manage Operating Expenditures and Preserve Cash and Liquidity

During the current worldwide economic downturn we are focused on maximizing the efficiency of our operating expenditures and preserving cash and liquidity. During 2008, we announced the reduction in our workforce of approximately 400 shoreside positions and implemented a number of cost-saving initiatives in an effort to reduce our operating costs. To preserve liquidity, we have discontinued our quarterly dividend commencing in the fourth quarter of 2008, curtailed our non-shipbuild capital expenditures, and currently do not have plans to place further newbuild orders. We believe these strategies will enhance our ability to fund our capital spending obligations and improve our balance sheet.

Brand Awareness and Market Penetration

We increase brand awareness and market penetration of our cruise brands in various ways, including;

•	For our Royal Caribbean International brand, through communication strategies designed to emphasize its high quality and excellent-value cruise vacations;

•	For our Celebrity Cruises brand, through a series of consumer and trade campaigns designed to broaden the recognition of its high quality cruise vacations and drive loyalty and brand preference by emphasizing the personalized service and attention its guests receive;

•	For our Pullmantur brand, primarily through advertising campaigns targeted to Spanish-speaking guests in both Spain and Latin America;

•	For our Azamara Cruises brand, through trade advertising and education, public relations and direct communications, designed to target the emerging deluxe cruise segment of the North American and European cruise markets; and

•	For our CDF Croisières de France brand, through trade education, public relations and direct communications, designed to target the contemporary segment of the French cruise market.

In addition, we also increase brand awareness through our travel agencies who generate the majority of our bookings. We are committed to further developing and strengthening this very important distribution channel by facilitating their focus on the unique qualities of each of our brands.

Fleet Development and Maintenance

We currently have signed agreements with two shipyards providing for the construction of six new state-of-the-art cruise ships scheduled to enter service between the third quarter of 2009 and the fourth quarter of 2012. These additions are expected to result in an increase in our passenger capacity of approximately 22,200 berths by December 31, 2012, or approximately 28.0% as compared to our capacity as of December 31, 2008.

The table below sets forth information about our six new ships.

	Expected to	Approximate
Ship	Enter Service	Berths	Financing Commitment

Royal Caribbean International
Oasis-class:
Oasis of the Seas	4th Quarter 2009	5,400	Financing for up to 80% of the contract price, 95% sovereign guarantee
Allure of the Seas	4th Quarter 2010	5,400	Commitment for sovereign guarantee for 80% of the financed amount
Celebrity Cruises
Solstice-class:
Celebrity Equinox	3rd Quarter 2009	2,850	Financing for up to 80% of the contract price, 95% sovereign guarantee
Celebrity Eclipse	2nd Quarter 2010	2,850	Financing for up to 80% of the contract price, 95% sovereign guarantee
Unnamed	3rd Quarter 2011	2,850	Financing for up to 80% of the contract price, 95% sovereign guarantee
Unnamed	4th Quarter 2012	2,850	Financing for up to 80% of the contract price, 95% sovereign guarantee

	Total Berths	22,200

As of March 31, 2009 we anticipated overall capital expenditures, including the six ships on order, will be approximately $2.1 billion for 2009, $2.2 billion for 2010, $1.0 billion for 2011, and $1.0 billion for 2012.

The acquisition of the state-of-the-art ships on order, along with our maintenance programs on our existing fleet will provide us with the flexibility to deploy our ships among our brand portfolio and expand into growing international markets. Since our first fleet expansion program in 1988, we have increased our average ship size and number of available berths, which has enabled us to achieve certain economies of scale.

In addition to our fleet development, we place a strong focus on product innovation to drive new demand for our products and stimulate repeat business from our guests. Innovation of our products is achieved by introducing new concepts on our new ships and continuously making improvements to our existing fleet. In order to offer guests a wider range of activities and amenities and to ensure consistency across our fleets, we have revitalized some of our older ships to update and refresh their interiors and to incorporate signature brand elements.

New Markets and Itineraries

Our ships operate worldwide with a selection of itineraries that call on approximately 425 ports. New ships, including both newly constructed ships and those we acquire, allow us to expand into new markets and itineraries. Our brands have expanded their mix of itineraries, while strengthening our ability to penetrate the European, Latin American and Caribbean markets further.

We continue to focus on the acceleration of Royal Caribbean International’s and Celebrity Cruise’s strategic positioning as global cruise brands while expanding Pullmantur. An unprecedented 22 ships will be sailing in Europe for the Company and Royal Caribbean International will have the most European capacity of any non-European brand as it increases its capacity to eight ships.

Celebrity Cruises has increased its capacity in Europe in 2009. With five ships, the brand has its greatest presence ever in Europe. The Royal Caribbean International brand will return to Israel in 2009, having last visited Israel in 2000. Azamara Cruises will offer European sailings on two vessels. Also, Pullmantur and CDF Croisières de France continue to offer European itineraries on most ships. Starting in the fall of 2009, both the Celebrity Cruises and Royal Caribbean International brands are expanding into new North American markets. Royal Caribbean International will debut Oasis of the Seas in the Eastern Caribbean in December 2009. Also starting in December, Royal Caribbean International will increase its capacity in Brazil, deploying two vessels.

In an effort to secure desirable berthing facilities for our ships, and to provide new or enhanced cruise destinations for our passengers, we actively assist or invest in the development or enhancement of certain port facilities and infrastructure, including mixed-use commercial properties, located in strategic ports of call.

International Passengers

We sell and market our global brands, Royal Caribbean International, Celebrity Cruises and Azamara Cruises, to passengers outside of North America through our offices in the United Kingdom, Germany, Norway, Italy, Spain, Singapore, China, Brazil, and Australia. We believe that having a local presence in these markets provides us with the ability to react faster to local market conditions as well as providing us with the ability to better understand our customer base in each respective market. We further extend our reach with a network of 48 independent international representatives located throughout the world. Historically, our focus has been to primarily source our passengers for our global brands from North America. Currently, we are expanding our focus to sell and market our cruise brands to countries outside of North America through fleet innovation and by responding to cultural characteristics of our global passengers.

Health, Safety, Security and Environmental Policies

We are committed to protecting the health, safety and security of our passengers, employees and others working on our behalf. We are also committed to protecting the marine environment in which our vessels sail and the communities in which we operate by minimizing adverse environmental consequences and using resources efficiently. To this end, we established a unified department to oversee Global Security, Maritime Safety, Medical and Public Health areas, and Environmental Stewardship. The organization is comprised of technical experts in each area focused on improving our systems for prevention and response.

Revenue Management

We believe we have some of the most advanced revenue management capabilities in the industry, which enables us to make more advantageous decisions about pricing, inventory management and marketing actions. We are continuously working to improve our systems and tools through increased forecasting capabilities, ongoing improvements to our understanding of price/demand relationships, and greater automation of the decision processes. We believe these revenue management capabilities allow us to make more advantageous decisions to enhance revenue, especially during these uncertain economic times.

Technological Capabilities

We continue to invest in information technology to align with our business strategies. In 2008, we completed the integration of Pullmantur and CDF Croisières de France into our reservations and accounting platforms, enabling additional synergies across brands. Also in 2008, we completed major upgrades to the reservations platform to support future needs. The most significant changes enabled the selling of Oasis of the Seas with expanded pricing options and key enhancements. We also invested in our shoreside and shipboard systems integration, most notably the Advanced Shipboard Revenue platform, where we enabled the sale of specialty dining on our websites, prior to guests boarding the vessel. To further align with our business strategy, we completed a major web globalization initiative, launching our full Royal Caribbean International website with localized content in a number of major international markets, including the U.K., Spain, Latin America, and Brazil.

In 2009, we completed major modifications to our reservation and hotel systems to offer our guests Flexible Dining, a program that enables them to select from a variety of dining options, including specialty restaurant reservations and custom dining times, prior to boarding our ships. We also significantly enhanced our reservation system to offer our guests and travel partners Choice Air, a program that allows them to book open market flights and integrate those reservations with the cruise reservation.

We have invested in a Customer Relationship Management initiative, an enhanced Marketing Datamart, which allows us to better target marketing campaigns based on a wide array of customer touch points, including web, call centers, and onboard. We recently launched a converged data/voice network and an enhanced in-stateroom entertainment system on one ship. This will serve as a model for future ships and opens the door to a number of exciting opportunities to enhance the guest experience.

Finally, we have implemented a number of key technologies across the enterprise to further enhance our guest experience and reduce operating costs. These technologies also include a consolidation strategy across systems, providing higher service levels and at the same time reducing operating expenses.

Travel Agency Support and Direct Business

Travel agencies generate the majority of bookings for our ships. We are committed to further developing and strengthening this very important distribution channel. Our sales teams focus on the unique qualities of each brand and provide support to the travel agency community. The Trade Support & Service department, with branded call center operations, further supports the travel agency community in delivering the cruise vacation experience. Cruisingpower.com continues to be an industry-leading website exclusive to the travel agency community. Over the past two years, the website launched a number of new online tools designed to increase travel agent productivity and the focus in 2008 has been on increasing travel agents adoption of these tools. In addition, Royal Caribbean International continues to enhance its online training certification program, “University of Wow,” where travel agents can now achieve up to an expert-plus graduate level certification. In 2008 Celebrity Cruises launched “Five Star Academy,” a travel partner learning suite featuring five sequential modules. The modules cover from brand basics to accommodations, amenities, and destinations.

We have customer service representatives that are trained to assist travel agents in providing a higher level of service and Insight, the first service tool of its kind in the industry, assists agencies with productivity and enhances customer service. We currently operate reservation call centers to support our travel agent community in the United States, Canada, France, Spain and the United Kingdom offering flexibility and extended hours of operations.

We have certified vacation planners in our call centers in Miramar, Wichita and Addlestone offering cruise planning expertise and personal attention for direct bookings. In addition, direct booking channels for Royal Caribbean International, Celebrity Cruises and Azamara Cruises are available through our internet sites at www.royalcaribbean.com, www.celebrity.com and www.azamaracruises.com. We continue to experience an increase in the use of our internet sites and other direct booking channels as a source of our overall bookings.

Recent Developments

As of June 29, 2009, our booking volumes and pricing levels have remained stable and consistent with prior guidance. With the exception of the Spanish market, the peak summer products are performing consistent with prior guidance. While it is still early, the trajectory of both rate and volume — especially as it relates to our newer ships — points to improving yields in 2010.

Since we last provided guidance on April 23, 2009, the H1N1 virus outbreak and rising fuel prices have negatively impacted what otherwise would be considered a stabilizing operating environment. On April 23, 2009, we provided guidance of 2009 earnings per share of approximately $1.35 plus or minus $0.10 per share for every 10% change in fuel prices. Since then, the price of oil has risen approximately 45%. On June 9, 2009, we estimated the effects of the H1N1 virus on 2009 earnings per share to be approximately ($0.22) per share.

In addition, hedging and fuel cost management have mitigated the impact of increasing oil prices and we expect full year fuel expense would now be up only $0.12 per share at today’s prices; other income and expense for the second quarter of 2009 is expected to be worse than prior guidance due mainly to foreign currency adjustments to the balance sheet and for ineffectiveness related to hedging amounting to about $0.10 per share; and interest on the Senior Notes offered hereby is expected to increase interest expense for the year by approximately $0.05 per share. Fuel consumption is currently hedged at 48%, 50% and 45% for 2009, 2010 and 2011, respectively.

THE OFFERING

Issuer	Royal Caribbean Cruises Ltd.

Notes Offered	$250,000,000 aggregate principal amount of % Senior Notes due 2015.

Maturity	The Senior Notes will mature on July 15, 2015.

Interest Rate	The Senior Notes will bear interest at the rate of % per annum.

Interest Payment Dates	January 15 and July 15 of each year, beginning January 15, 2010.

Redemption	The Senior Notes are not redeemable prior to maturity except as described under “Description of Senior Notes — Optional Redemption” and under “Description of Debt Securities — Tax Related Considerations” in the accompanying prospectus.

Sinking Fund	None.

Ranking	The Senior Notes will be unsecured and unsubordinated indebtedness of Royal Caribbean Cruises Ltd. and will rank on a parity with our other unsecured and unsubordinated indebtedness. The Senior Notes will not be guaranteed by any of our subsidiaries and, accordingly, the Senior Notes will be effectively subordinated to the claims of our subsidiaries’ creditors, including trade creditors. The Senior Notes do not limit the ability of our subsidiaries to incur indebtedness other than Secured Debt as described under “Description of Senior Notes — Restrictions on Secured Debt.” As of March 31, 2009, our subsidiaries had indebtedness of $528 million (excluding operating leases and intercompany indebtedness).

Guarantees	None.

Change of Control	If Royal Caribbean Cruises Ltd. experiences a Change of Control Triggering Event, it will be required to offer to repurchase the Senior Notes at 101% of their principal amount plus accrued and unpaid interest. See “Description of Senior Notes — Change of Control.”

Certain Covenants	The indenture governing the Senior Notes includes covenants which limit, subject to exceptions, our ability to incur secured debt and our ability to enter into sale and leaseback transactions.

Use of Proceeds	The net proceeds from the sale of the Senior Notes are estimated to be $ million. We intend to use the net proceeds for general corporate purposes, including repayment of amounts outstanding under our revolving credit facility.

No Public Trading Market	The Senior Notes will be a new issues of securities for which there is no established trading market. Accordingly, there can be no assurance that a market for the Senior Notes will develop or as to the liquidity of any market that may develop. The underwriters have advised us that they currently intend to make a market in the Senior Notes. However, they are not obligated to do so and any market making with respect to the Senior Notes may be discontinued without notice.

Trustee	The Bank of New York Mellon Trust Company, N.A.

Governing Law	The Senior Notes and the indenture under which they will be issued will be governed by the laws of the State of New York.

DTC Eligibility	The Senior Notes will be issued in book-entry form and will be represented by permanent global certificates deposited with a custodian for and registered in the name of a nominee of DTC in New York, New York. Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. See “Description of Senior Notes — Book-Entry System for the Senior Notes.”

Risk Factors	Investing in the Senior Notes involves risks. You should carefully consider all the information contained or incorporated by reference in this prospectus supplement and related prospectus prior to investing in the Senior Notes. In particular, we urge you to carefully consider the information set forth in the section titled “Risk Factors” and in “Item 1A — Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2008 for a description of certain risks you should consider before investing in the Senior Notes.

For additional information about the Senior Notes, see “Description of Senior Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus.

Additional Information

Royal Caribbean International was founded in 1968. The current parent corporation, Royal Caribbean Cruises Ltd., was incorporated on July 23, 1985 in the Republic of Liberia under the Business Corporation Act of Liberia. Our headquarters are located at 1050 Caribbean Way, Miami, Florida 33132. Our telephone number at that address is (305) 539-6000. We maintain internet websites at www.royalcaribbean.com, www.celebrity.com, www.azamaracruises.com, www.cdfcroisieresdefrance.fr and www.pullmantur.es. Information for our investors is available at www.rclinvestor.com. The information on our websites is not incorporated into this prospectus.

SELECTED FINANCIAL AND OTHER DATA

The selected financial data set forth below as of and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 is derived from our audited consolidated financial statements. The selected financial data set forth below as of and for the three months ended March 31, 2009 and 2008 is derived from our unaudited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The results for any interim period may not be indicative of the results to be expected for a full fiscal year. The passenger data and the other data set forth below is unaudited.

The data set forth below should be read in conjunction with our consolidated financial statements and the related notes thereto contained in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ending March 31, 2009, both of which have been filed with the Securities and Exchange Commission and are incorporated herein by reference.

Three Months Ended
March 31,	Year Ended December 31,
2009	2008	2008	2007	2006	2005	2004
(dollars in thousands, except Net Cruise Costs per APCD and Net Yields)

Income statement data:
Total revenues	$1,325,602	$1,429,085	$6,532,525	$6,149,139	$5,229,584	$4,903,174	$4,555,375
Expenses:
Cruise operating	952,336	962,186	4,403,666	3,981,698	3,249,629	2,994,232	2,819,383
Marketing, selling and administrative	189,157	204,941	776,522	783,040	699,864	635,308	588,267
Depreciation and amortization	139,856	124,390	520,353	483,066	421,645	402,069	394,136

Operating income	44,253	137,568	831,984	901,335	858,446	871,565	753,589
Interest income	1,730	2,508	14,116	20,025	15,238	9,129	9,208
Interest expense(1)	(79,462)	(77,948)	(327,312)	(333,784)	(267,861)	(269,750)	(309,977)
Other income (expense)	(2,759)	13,479	54,934	15,829	28,099	52,521	21,871

Income (loss) before cumulative effect of a change in accounting principle	(36,238)	75,607	573,722	603,405	633,922	663,465	474,691
Cumulative effect of a change in accounting principle	—	—	—	—	—	52,491	—

Net income (loss)	$(36,238)	$75,607	$573,722	$603,405	$633,922	$715,956	$474,691

Other financial data:
EBITDA(2)	$181,743	$269,576	$1,409,888	$1,402,754	$1,316,071	1,394,770	$1,172,406
Net cash provided by (used in):
Operating activities	113,908	301,803	1,071,255	1,268,694	948,506	1,111,360	1,076,991
Investing activities	(60,396)	(131,418)	(1,977,249)	(1,170,558)	(1,849,078)	(89,026)	(632,510)
Financing activities	(1,361)	38,982	1,083,386	36,611	879,707	(1,525,527)	(145,989)
Capital expenditures(3)	219,339	260,788	2,223,534	1,317,381	1,178,960	429,898	630,670
Ratio of EBITDA to interest expense(2)	2.3	x	3.5	x	4.3	x	4.2	x	4.9	x	5.2	x	3.8	x
Net Cruise Costs per APCD(4)	$121.96	$131.18	$133.37	$128.60	$120.59	$113.30	$106.57
Net Yields(5)	$149.26	$172.55	$184.47	$183.64	$177.76	$171.90	$160.10
Balance sheet data:
Property and equipment, net	$13,578,700	$12,329,417	$13,878,998	$12,253,784	$11,429,106	$10,276,948	$10,193,443
Total assets	16,191,027	15,551,733	16,463,310	14,982,281	13,393,088	11,255,771	11,964,084
Total debt including capital leases	6,967,293	5,948,985	7,011,403	5,698,272	5,413,744	4,154,775	5,731,944
Total shareholders’ equity	6,749,745	6,906,986	6,803,012	6,757,343	6,091,575	5,554,465	4,804,520
Passenger and other data:
Passengers carried	973,666	1,031,668	4,017,554	3,905,384	3,600,807	3,476,287	3,405,227
Occupancy percentage(6)	101.2%	104.4%	104.5%	105.7%	106.5%	106.6%	105.7%
Weighted average berths(7)	80,508	74,252	77,401	72,738	65,344	62,176	61,547
Passenger cruise days(8)	6,822,368	6,612,925	27,657,578	26,594,515	23,849,606	23,178,560	22,661,965
Available passenger cruise days(9)	6,743,456	6,332,099	26,463,637	25,155,768	22,392,478	21,733,724	21,439,288

(1)	Interest expense is net of capitalized interest of $10.0 million, $12.9 million, $44.4 million, $39.9 million, $27.8 million, $17.7 million and $7.2 million for the three months ended March 31, 2009 and 2008, and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively.

(2)	EBITDA represents net income before interest expense (net of interest income), taxes and depreciation and amortization. The ratio of EBITDA to interest expense is calculated by dividing interest expense into EBITDA. EBITDA is a non-GAAP measure and should not be considered an alternative to any other measure of performance under generally accepted accounting principles. We present EBITDA because management believes that EBITDA would be useful for investors in assessing our operating performance and our performance relative to our financial obligations. Additionally, EBITDA is a measure commonly used by financial analysts because of its usefulness in evaluating operating performance. The following table reconciles EBITDA to net income for the periods presented:

	Three Months
	Ended
	March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(dollars in thousands)

Net income (loss)(a)	$(36,238)	$75,607	$573,722	$603,405	$633,922	$715,956	$474,691
Interest expense, net(b)	77,732	75,440	313,196	313,759	252,623	260,621	300,769
Taxes	393	(5,861)	2,617	2,524	7,881	16,124	2,810
Depreciation and amortization	139,856	124,390	520,353	483,066	421,645	402,069	394,136

EBITDA(a)	$181,743	$269,576	$1,409,888	$1,402,754	$1,316,071	$1,394,770	$1,172,406

(a)	Net income and EBITDA include $52.5 million of cumulative effect of a change in accounting principle for the year ended December 31, 2005.

(b)	Interest expense, net is net of capitalized interest of $10.0 million, $12.9 million, $44.4 million, $39.9 million, $27.8 million, $17.7 million and $7.2 million for the three months ended March 31, 2009 and 2008, and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively. Interest expense, net is also net of interest income of $1.7 million, $2.5 million, $14.1 million, $20.0 million, $15.2 million, $9.1 million, and $9.2 million for the three months ended March 31, 2009 and 2008, and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively.

(3)	Figure for 2006 excludes $553.3 million relating to the purchase of Pullmantur, net of cash acquired.

(4)	Net Cruise Costs represent Gross Cruise Costs excluding commissions, transportation and other expenses and onboard and other expenses. Gross Cruise Costs represent the sum of total cruise operating expenses plus marketing, selling and administrative expenses. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Costs to be the most relevant indicator of our performance. Available Passenger Cruise Days (“APCD”) are our measurement of capacity and represent double occupancy per cabin multiplied by the number of cruise days for the period. A reconciliation of Gross Cruise Costs to Net Cruise Costs is as follows:

	Three Months Ended March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(dollars in thousands, except APCD and costs per APCD)

Total cruise operating expenses	$952,336	$962,186	$4,403,666	$3,981,698	$3,249,629	$2,994,232	$2,819,383
Marketing, selling and administrative expenses	189,157	204,941	776,522	783,040	699,864	635,308	588,267

Gross Cruise Costs	1,141,493	1,167,127	5,180,188	4,764,738	3,949,493	3,629,540	3,407,650

Less:
Commissions, transportation and other	235,829	257,940	1,192,316	1,124,022	917,929	858,606	822,206
Onboard and other	83,234	78,520	458,385	405,637	331,218	308,611	300,717

Net Cruise Costs	$822,430	$830,667	$3,529,487	$3,235,079	$2,700,346	$2,462,323	$2,284,727

APCD	6,743,456	6,332,099	26,463,637	25,155,768	22,392,478	21,733,724	21,439,288
Gross Cruise Costs per APCD	$169.27	$184.32	$195.75	$189.41	$176.38	$167.00	$158.94
Net Cruise Costs per APCD	$121.96	$131.18	$133.37	$128.60	$120.59	$113.30	$106.57

(5)	Net Yields represent Net Revenues per APCD. Net Revenues represent total revenues less commissions, transportation and other expenses and onboard and other expenses. We use this measure to perform capacity and rate analysis to identify our main non-capacity drivers which cause our cruise revenue and expenses to vary. We utilize Net Revenues and Net Yields to manage our business on a day-to-day basis as we believe that it is the most relevant measure of our pricing performance because it reflects the cruise revenues earned by us net of our most significant variable costs, which are commissions, transportation and other expenses and onboard and other expenses. A reconciliation of Gross Yields to Net Yields is as follows:

	Three Months Ended March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(dollars in thousands, except APCD and Yields)

Passenger ticket revenues	$949,270	$1,037,903	$4,730,289	$4,427,384	$3,838,648	$3,609,487	$3,359,201
Onboard and other revenues	376,332	391,182	1,802,236	1,721,755	1,390,936	1,293,687	1,196,174

Total revenues	1,325,602	1,429,085	6,532,525	6,149,139	5,229,584	4,903,174	4,555,375

Less:
Commissions, transportation and other	235,829	257,940	1,192,316	1,124,022	917,929	858,606	822,206
Onboard and other	83,234	78,520	458,385	405,637	331,218	308,611	300,717

Net revenues	$1,006,539	$1,092,625	$4,881,824	$4,619,480	$3,980,437	$3,735,957	$3,432,452

APCD	6,743,456	6,332,099	26,463,637	25,155,768	22,392,478	21,733,724	21,439,288
Gross Yields	$196.58	$225.69	$246.85	$244.44	$233.54	$225.60	$212.48
Net Yields	$149.26	$172.55	$184.47	$183.64	$177.76	$171.90	$160.10

(6)	Occupancy, in accordance with cruise vacation industry practice, is calculated by dividing passenger cruise days by APCD. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

(7)	Represents double occupancy per cabin multiplied by the ratio of actual operating days to total days during the period.

(8)	Represents the number of guests carried multiplied by the number of days of their respective cruises.

(9)	Represents double occupancy per cabin multiplied by the number of cruise days for the period.

RISK FACTORS

You should carefully consider the specific risk factors set forth below and in “Item 1A — Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2008, as well as the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding to invest in the Senior Notes. This prospectus supplement and the accompanying prospectus contain or incorporate statements that constitute forward-looking statements regarding, among other matters, our intent, belief or current expectations about our business. These forward-looking statements are subject to risks, uncertainties and assumptions. See “Forward-Looking Statements.”

Despite our current indebtedness levels, we and our subsidiaries may be able to incur substantially more debt and take other actions that could diminish our ability to make payments on the Senior Notes when due, which could further exacerbate the risks associated with our substantial indebtedness.

Despite our current indebtedness levels, we and our subsidiaries may be able to incur substantially more additional indebtedness in the future. We will not be fully restricted under the terms of the indenture governing the Senior Notes from incurring additional debt, securing existing or future debt, recapitalizing our debt or taking a number of other actions that are not prohibited by the terms of the indenture governing the Senior Notes. Any of these actions could have the effect of diminishing our ability to make payments on the Senior Notes when due and further exacerbate the risks associated with our substantial indebtedness. Furthermore, the terms of the instruments governing our subsidiaries’ indebtedness may not fully prohibit us or our subsidiaries from taking such actions.

The Senior Notes will not be secured by any of our assets and will be effectively junior to any secured indebtedness we may incur and indebtedness of our subsidiaries.

The Senior Notes will be our general unsecured obligations ranking effectively junior in right of payment to all of our existing and future secured debt. As of March 31, 2009, we did not have any secured debt (excluding capital leases). However, we may incur secured debt in the future. Financing for Oasis of the Seas is required to be secured by the vessel if at the time of disbursement of the related loan proceeds our senior debt is rated below BB- by Standard & Poor’s Ratings Services or below Ba3 by Moody’s Investors Service. In the event that we are declared bankrupt, become insolvent or are liquidated or reorganized, creditors whose debt is secured by our assets will be entitled to the remedies available to secured holders under applicable laws, including the foreclosure of the collateral securing such debt, before any payment may be made with respect to Senior Notes.

In addition, the Senior Notes are not guaranteed by any of our subsidiaries and therefore the Senior Notes will be effectively subordinated to all existing and future secured and unsecured indebtedness and other liabilities of our subsidiaries. The terms of the Senior Notes do not preclude our subsidiaries from incurring indebtedness.

Our debt exposes us to various risks.

At March 31, 2009, our total indebtedness was approximately $7.0 billion. Our indebtedness has the potential to affect us adversely in a number of ways, including increasing our vulnerability to adverse economic, industry or competitive developments; requiring us to devote a substantial portion of our cash flow to debt service, which could reduce the funds available for other purposes, or otherwise constrain our financial flexibility; affecting our ability to obtain additional financing; subjecting us to various financial and operating covenants; and decreasing our profitability and/or cash flow.

In addition, a portion of our indebtedness bears interest at variable rates that are linked to changing market interest rates. As a result, an increase in market interest rates would increase our interest expense and our debt service obligations. At March 31, 2009, we had approximately $3.8 billion of indebtedness that bears interest at variable rates. This amount represented 56% of our total indebtedness.

If we experience a Change of Control Triggering Event (as defined in the indenture governing the Senior Notes), we will be required to make an offer to repurchase the Senior Notes. However, we may be unable to do so due to lack of funds or covenant restrictions.

If we experience a Change of Control Triggering Event (as defined in the indenture governing the Senior Notes), we will be required to make an offer to repurchase all outstanding Senior Notes at 101% of their principal amount, plus accrued but unpaid interest, if any, to the date of repurchase. However, we may be unable to do so because:

•	we might not have enough available funds, particularly since a change of control could cause part or all of our other indebtedness to become due; and

•	some agreements governing our credit facilities and other indebtedness could prohibit us from repurchasing the Senior Notes, unless we were able to obtain a waiver or refinance such indebtedness.

As a result, you may have to continue to hold your Senior Notes even after a change of control. A failure to make an offer to repurchase the Senior Notes upon the occurrence of a Change of Control Triggering Event would give rise to an event of default under the indenture governing the Senior Notes and could result in an acceleration of amounts due thereunder. In addition, if we experience a Change of Control Triggering Event, we will be required to make an offer to purchase certain of our other outstanding notes, and our failure to make such an offer would give rise to a default and possible acceleration of amounts due under those notes. Any such default could trigger a cross default under the indenture governing the Senior Notes.

Certain changes of control would require us to prepay much of our outstanding indebtedness, but may not require us to engage in a Change of Control Offer with respect to the Senior Notes.

If any person other than A. Wilhelmsen AS and Cruise Associates, or their respective affiliates (the “Principal Shareholders”), acquires ownership of more than 30% of our common stock and the Principal Shareholders, in the aggregate, own less of our common stock than such person and do not collectively have the right to elect, or to designate for election, at least a majority of the board of directors, we may be obligated to prepay indebtedness outstanding under the majority of our credit facilities, which we may be unable to replace on similar terms. If this were to occur, it could have an adverse impact on our liquidity and operations. These prepayment provisions may be triggered by ownership changes that do not otherwise require us to engage in a Change of Control Offer with respect to the Senior Notes. See “Description of Senior Notes — Change of Control”. In that case, although we would be required to prepay other outstanding indebtedness, we would not be obligated to offer to repurchase the Senior Notes.

Our credit ratings may not reflect all of the risks of an investment in the Senior Notes.

Our credit ratings are an independent assessment of our ability to pay debt obligations as they become due. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the Senior Notes. Our credit ratings, however, may not reflect the potential impact that risks related to structural, market or other factors discussed in this prospectus supplement and the documents incorporated by reference herein may have on the value of your Senior Notes.

The trading prices for Senior Notes will be directly affected by many factors, including our credit rating.

Credit rating agencies continually revise their ratings for companies they follow, including us. Any ratings downgrade could adversely affect the trading price of the Senior Notes, or the trading market for the Senior Notes, to the extent a trading market for the Senior Notes develops. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future and any fluctuation may impact the trading prices of Senior Notes.

Because Senior Notes are represented by global securities registered in the name of a depositary, you will not be a “holder” under the indenture and your ability to transfer or pledge Senior Notes could be limited. Senior Notes will be represented by one or more global securities registered in the name of a nominee for DTC. Except in the limited circumstances described in this prospectus supplement and the accompanying prospectus, owners of beneficial interests in the global securities will not be entitled to receive physical delivery of Senior Notes in certificated form and will not be considered “holders” of Senior Notes under the indenture for any purpose. Instead, owners must rely on the procedures of DTC and its participants to protect their interests under the indenture and to transfer their interests in the Senior Notes. Your ability to pledge your interest in the Senior Notes to persons or entities that do not participate in the DTC system may also be adversely affected by the lack of a certificate.

Our business operations may not generate the cash needed to service and repay Senior Notes or our other indebtedness.

Our ability to make payments on Senior Notes and service our other indebtedness will depend on our ability to generate cash in the future, which, in turn, is subject to a variety of risks and uncertainties, many of which are beyond our control. At maturity, the entire outstanding principal amount of Senior Notes will become due and payable by us. We may not have sufficient funds to pay the principal of, or the premium (if any) or interest on, the notes or amounts due on our other indebtedness. If we do not have sufficient funds on hand or available through existing borrowing facilities or through cash generated from our operations, we will need to seek additional financing. Additional financing may not be available to us in the amounts necessary, on terms that are satisfactory to us, or at all. If we default in the payment of amounts due on Senior Notes (or our other outstanding indebtedness), it would give rise to an event of default under the indenture governing Senior Notes (or the agreements governing our other debt) and possible acceleration of amounts due under the indenture (or those other agreements), and any such default under one indenture or agreement could trigger a cross default under each other indenture or agreement. In the event of any acceleration, there can be no assurance that we will have enough cash to repay our outstanding indebtedness, including Senior Notes.

It is expected that the Senior Notes will be issued with original issue discount for United States federal income tax purposes.

It is expected that the Senior Notes will be issued with original issue discount for United States federal income tax purposes. Thus, it is expected that, in addition to the stated interest on the Senior Notes, United States Holders (as defined in “United States Taxation”) will be required to include amounts representing the original issue discount in gross income on a constant yield basis for United States federal income tax purposes in advance of the receipt of cash payments to which such income is attributable. For more information, see “United States Taxation.”

An active trading market may not develop for Senior Notes, which could limit their market price or your ability to sell the Senior Notes.

The Senior Notes constitute a new issue of debt securities for which there currently is no trading market. As a result, we cannot provide any assurances that any market will develop for the Senior Notes or that you will be able to sell your Senior Notes. We have no plans to list the Senior Notes on any national securities exchange or any automated quotation system. If any of the Senior Notes are traded after their initial issuance, they may trade at a discount to their initial offering price depending on prevailing interest rates, the markets for similar securities, general economic conditions, our financial condition, performance and prospects and other factors. The underwriters have advised us that they intend to make a market in the Senior Notes, but they are not obligated to do so, and may discontinue any market-making in the Senior Notes at any time at their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the Senior Notes, that you will be able to sell your Senior Notes at a particular time or that the prices you receive when you sell will be favorable. To the extent an active trading market does not develop, the liquidity and trading prices of the Senior Notes may be harmed. Accordingly, you may be required to bear the financial risk of an investment in the Senior Notes for an indefinite period of time.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference include forward-looking statements under the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to those discussed under “Risk Factors,” as well as the following:

•	the adverse impact of the continuing worldwide economic downturn on the demand for cruises,

•	the impact of the economic downturn on the availability of our credit facility and on our ability to generate cash flows from operations or obtain new borrowings from the credit or capital markets in amounts sufficient to satisfy our capital expenditures, debt repayments and other financing needs,

•	the impact of disruptions in the global financial markets on the ability of our counterparties and others to perform their obligations to us,

•	the uncertainties of conducting business internationally and expanding into new markets,

•	the volatility in fuel prices and foreign exchange rates,

•	the impact of changes in operating and financing costs, including changes in foreign currency, interest rates, fuel, food, payroll, airfare for our shipboard personnel, insurance and security costs,

•	the impact of problems encountered at shipyards and their subcontractors including insolvency or financial difficulties,

•	vacation industry competition and changes in industry capacity and overcapacity,

•	the impact of tax and environmental laws and regulations affecting our business or our principal shareholders,

•	the impact of changes in other laws and regulations affecting our business,

•	the impact of pending or threatened litigation, enforcement actions, fines or penalties,

•	the impact of delayed or cancelled ship orders,

•	the impact of emergency ship repairs, including the related lost revenue,

•	the impact on prices of new ships due to shortages in available shipyard facilities, component parts and shipyard consolidations,

•	negative incidents involving cruise ships including those involving the health and safety of passengers,

•	reduced consumer demand for cruises as a result of any number of reasons, including geo-political and economic uncertainties and the unavailability or cost of air service,

•	the international political climate, fears of terrorist and pirate attacks, armed conflict and the resulting concerns over safety and security aspects of traveling,

•	the impact of the spread of contagious diseases,

•	the impact of changes or disruptions to external distribution channels for our guest bookings,

•	the loss of key personnel or our inability to retain or recruit qualified personnel,

•	changes in our stock price or principal shareholders,

•	uncertainties of a foreign legal system as we are not incorporated in the United States,

•	the unavailability of ports of call,

•	weather.

The above examples are not exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

The net proceeds from the sale of the Senior Notes offered hereby are estimated to be $      million. We intend to use the net proceeds for general corporate purposes, including repayment of amounts outstanding under our revolving credit facility. At May 31, 2009, we had $675 million of borrowings outstanding under our revolving credit facility, currently bearing an annual interest rate of 1.1% (excluding facility fee of 0.2%).

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for each of the periods presented. In calculating this ratio, we take earnings to consist of income before the cumulative effect of a change in accounting principle, excluding taxes and income (loss) from equity investees, plus fixed charges and exclude capitalized interest. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. We have included actual interest charges for the Brilliance of the Seas operating lease and, for all other rentals, we have assumed that one-third of rental expense is representative of the interest factor.

	Three Months Ended
	March 31,		Year Ended December 31,
	2009	2008	2008		2007		2006		2005		2004

Ratio of earnings to fixed charges	*	1.6x	2.3	x	2.4	x	2.9	x	3.1	x	2.4x

*	Earnings for the three months ended March 31, 2009 were inadequate to cover fixed charges. The coverage deficiency was $41.4 million. Giving effect to this offering of $250.0 million of Senior Notes and the application of the net proceeds thereof to repay amounts outstanding under our revolving credit facility, as described under “Use of Proceeds”, if such transactions had occurred on January 1, 2009, our pro forma coverage deficiency for the three months ended March 31, 2009 would have been $ .

CAPITALIZATION

The following table sets forth our consolidated capitalization as of March 31, 2009 on an actual basis and as adjusted to give effect to the issuance of the Senior Notes in this offering and the repayment of amounts outstanding under our revolving credit facility as described under “Use of Proceeds.”

	March 31, 2009
	Actual	As Adjusted
	(Dollars in Millions)

Cash and cash equivalents	$456		$456

Credit facilities:
$1,225 million unsecured revolving credit facility due 2012(1)	$600	$
Unsecured term loans due through 2010(2)	400		400
Unsecured term loans due through 2012(3)	129		129
Unsecured term loans due 2013 through 2022(3)	1,840		1,840
Senior unsecured notes:
8% notes due 2010	250		250
8.75% notes due 2011	502		502
7% notes due 2013	548		548
6.875% notes due 2013	351		351
5.625% to 7.50% notes due 2014 through 2027	2,286		2,286
New % notes due 2015 offered hereby	—		250
Other debt:
Capital lease obligations	54		54
Other	7		7

Total debt(4)	6,967

Total shareholders’ equity	6,750		6,750

Total capitalization	$13,717	$

(1)	Since March 31, 2009, we increased the amount due under the revolving credit facility to $675 million.

(2)	Since March 31, 2009, we have extended the maturity of one $100 million unsecured term loan by one year from 2010 to 2011 and accelerated the maturity of another $100 million unsecured term loan from 2010 to 2009.

(3)	Since March 31, 2009 and through June 26, 2009, we have made various scheduled payments on our debt totaling $142 million. We have additional scheduled payments of $182 million on June 30, 2009.

(4)	Includes $473.6 million current portion of total debt. As of May 31, 2009, total debt, less current portion of $723.3 million, was approximately $6.2 billion.

DESCRIPTION OF SENIOR NOTES

The following description of the particular terms of the Senior Notes offered hereby (referred to in the accompanying prospectus as the “Debt Securities”) supplements, and to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities set forth in the accompanying prospectus, to which description reference is hereby made. Certain defined terms in the Indenture, as supplemented by the First Supplemental Indenture, are capitalized herein. Whenever a defined term is referred to and not herein defined, the definition thereof is contained in the Indenture, as supplemented by the First Supplemental Indenture. As used in this Section, all references to the “Indenture” mean the Indenture as supplemented by the First Supplemental Indenture. As used under this caption “Description of Senior Notes,” all references to the “Company” refer to Royal Caribbean Cruises Ltd., and not to Royal Caribbean Cruises Ltd. and its subsidiaries.

General

Senior Notes in an aggregate principal amount of $250,000,000 will be offered hereby. Additional Senior Notes of the same classes and series may be issued in one or more tranches from time to time (the “Additional Notes”). All references herein to the “Senior Notes” include the Additional Notes. All of the Senior Notes will be issued under the Indenture. The Senior Notes will bear interest at the rate of  % per annum and will mature on July 15, 2015. Interest on the principal amount of the Senior Notes will be payable semi-annually on January 15 and July 15 of each year, commencing January 15, 2010 to the persons in whose names such Senior Notes are registered at the close of business on January 1 or July 1, as the case may be, preceding such January 15 or July 15. The first payments of interest will be made in respect of the period commencing July   , 2009.

Except as described below under “— Optional Redemption”, and except in the event of a change in tax law as described in “Description of Debt Securities — Tax Related Considerations — Redemption or Assumption of Debt Securities Under Certain Circumstances” in the accompanying prospectus, the Senior Notes are not redeemable prior to maturity and do not have the benefit of a sinking fund.

The Senior Notes are subject to defeasance and covenant defeasance as described under “Description of Debt Securities — Defeasance” in the accompanying prospectus.

Ranking

The Senior Notes will be unsecured and unsubordinated indebtedness and will rank on a parity with our other unsecured and unsubordinated indebtedness. The Senior Notes will not be guaranteed by any of our subsidiaries and, accordingly, the Senior Notes will be effectively subordinated to the claims of our subsidiaries’ creditors, including trade creditors. The Senior Notes do not limit the ability of our subsidiaries to incur or guarantee indebtedness other than Secured Debt as described under “Restrictions on Secured Debt.” As of March 31, 2009, our subsidiaries had indebtedness of $528 million (excluding operating leases and intercompany indebtedness).

The Senior Notes will not be secured by any of our assets. The Company and its subsidiaries may incur secured debt subject to the restrictions described under “Restrictions on Secured Debt.” As of March 31, 2009, we had no outstanding secured debt (excluding capital leases). Financing for Oasis of the Seas is required to be secured by the vessel if at the time of disbursement of the related loan proceeds our senior debt is rated below BB- by Standard & Poor’s Ratings Services or below Ba3 by Moody’s Investors Service. Holders of secured debt would have claims on the assets securing such indebtedness prior to the holder of the Senior Notes.

The Senior Notes will be issued only in fully registered book-entry form, without coupons, in denominations of $1,000 and any integral multiples thereof. No service charge will be made for any transfer or exchange of the Senior Notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. The Senior Notes will be represented by a Global Security registered in the name of a nominee of DTC. Except as set forth under “Book-Entry System for Senior Notes” below, the Senior Notes will not be issued in certificated form.

Optional Redemption

We will have the right at our option to redeem the Senior Notes in whole or in part, at any time or from time to time prior to their maturity, on at least 30 days, but not more than 60 days, prior notice mailed to the registered address of each holder of notes, at a redemption price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points (the “Make-Whole Amount”), plus, accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Senior Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (ii) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of Morgan Stanley & Co. Incorporated, Banc of America Securities LLC and Goldman, Sachs & Co., or their affiliates which are primary United States government securities dealers, and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary United States government securities dealer in the United States (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 pm New York time on the third business day preceding such redemption date.

On and after the redemption date, interest will cease to accrue on the Senior Notes or any portion of the Senior Notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and (unless the redemption date shall be an interest payment date) accrued and unpaid interest to the redemption date on the Senior Notes to be redeemed on such date. If less than all of the Senior Notes are to be redeemed, the Senior Notes to be redeemed shall be selected by the trustee by such method as the trustee shall deem fair and appropriate. Additionally, we may at any time repurchase notes in the open market and may hold or surrender such notes to the trustee for cancellation.

Change of Control

If a Change of Control Triggering Event occurs, each holder of the Senior Notes will have the right to require us to repurchase all or any part (equal to $1,000 and integral multiples of $1,000 in excess thereof) of such holder’s Senior Notes at a purchase price in cash equal to 101% of the principal amount of the Senior Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). No purchase in part shall reduce the principal amount at maturity of the Senior Notes held by any holder to below $1,000.

“Change of Control Triggering Event” means the occurrence of both (i) a Change of Control and (ii) a Rating Decline associated with such Change of Control.

A “Change of Control” shall be deemed to occur if:

•	any “person” or “group” of related persons, other than a Permitted Holder, is or becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting stock of the Company;

•	the Company conveys, transfers or leases its properties and assets substantially as an entirety to any other person, other than to a Subsidiary of the Company or a Permitted Holder; or

•	the Company is liquidated or dissolved or adopts a plan of liquidation or dissolution, other than in connection with a transaction that complies with the covenant described in the prospectus under “Description of Debt Securities — Restrictions on Consolidation, Merger and Certain Sales of Assets”.

For purposes of this definition, (a) “person” and “group” have the meanings they have in Sections 13(d) and 14(d) of the Exchange Act; and (b) “beneficial owner” is used as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have “beneficial ownership” of all voting stock that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time.

“Permitted Holder” means A. Wilhelmsen AS, Cruise Associates or any Affiliate of any of the foregoing; and, from and after any Change of Control Payment Date, any person or group, and any Affiliate of any person or group, whose acquisition of voting stock of the Company gave rise to any previous Change of Control. An “Affiliate” of a person (the “first person”) means any other person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.

A “Rating Decline” shall be deemed to occur if during the period (the “Change of Control Period”) commencing on the date of the first public notice of the occurrence of a Change of Control or the intention by the Company to effect a Change of Control (the “Public Notice Date”) and terminating on the date that is 90 days after consummation of the Change of Control (provided that if a Rating Agency announces, after the Public Notice Date and before expiration of the Change of Control Period, that the rating of the Senior Notes is under review for possible downgrade by such Rating Agency, the Change of Control Period shall be extended until the first to occur of (x) the date that such Rating Agency announces the results of its review and (y) the date that is 180 days after consummation of the Change of Control), (i) there shall have occurred a decrease in the rating of the Senior Notes by either Rating Agency by one or more gradations, as measured against such Rating Agency’s rating of the Senior Notes immediately prior to the Public Notice Date, or (ii) either Rating Agency withdraws its rating of the Senior Notes, such that after such decrease or withdrawal the Senior Notes are not rated Investment Grade by such Rating Agency, and such Rating Agency does not thereafter during the Change of Control Period restore its Investment Grade rating of the Senior Notes.

“Rating Agency” means either of (x) Moody’s Investors Service Limited (“Moody’s”) or (y) Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies Inc. (“S&P”); provided that if either Moody’s or S&P does not make a rating of the Senior Notes publicly available, the Company shall use commercially reasonable efforts to select a nationally recognized statistical rating organization or organizations, as the case may be, which shall then be substituted for Moody’s or S&P or both of them, as the case may be; provided further, that in no event shall the Company have any obligation to maintain a rating of the Senior Notes.

An “Investment Grade” rating means a rating of Baa3 or better by Moody’s or BBB- or better by S&P, or, in the case of any other Rating Agency, a rating by such other Rating Agency that would allow the Senior Notes to be considered “investment grade securities” for purposes of General Instruction I.B.2 to Form S-3 under the Securities Act as in effect on the original issue date of the Senior Notes.

“Subsidiary” means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by us or by one or more of our other Subsidiaries, or by us and one or more of our other Subsidiaries. For purposes of this definition, “voting stock” means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

The definition of “Change of Control” and the covenant described in the accompanying prospectus under “Description of Debt Securities — Restrictions on Consolidation, Merger and Certain Sales of Assets” both include the phrase “conveys, transfers or leases its properties and assets substantially as an entirety”. There is no precise, established and binding interpretation of the phrase “substantially as an entirety”. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a conveyance, transfer or lease of our properties and assets “substantially as an entirety”. As a result, it may be unclear whether a Change of Control Triggering Event has occurred and therefore whether a holder of Senior Notes has the right to require us to repurchase those Senior Notes.

Within 30 days following any Change of Control Triggering Event, we will mail a notice (the “Change of Control Offer”) to each holder of the Senior Notes, with a copy to the trustee, stating:

•	that a Change of Control Triggering Event has occurred and that such holder has the right to require us to purchase such holder’s Senior Notes at a purchase price in cash equal to 101% of the principal amount of such Senior Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the “Change of Control Payment”);

•	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Change of Control Payment Date”); and

•	the procedures determined by us, consistent with the Indenture, that a holder must follow in order to have its Senior Notes repurchased.

On the Change of Control Payment Date, we will, to the extent lawful:

•	accept for payment all Senior Notes or portions of the Senior Notes (in integral multiples of $1,000 and integral multiples of $1,000 in excess thereof) properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Senior Notes or portions of the Senior Notes (in integral multiples of $1,000 and integral multiples of $1,000 in excess thereof) so tendered; and

•	deliver or cause to be delivered to the trustee the Senior Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of the Senior Notes or portions of the Senior Notes being purchased by us.

The paying agent will promptly mail to each holder of the Senior Notes so tendered the Change of Control Payment for such Senior Notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Senior Note equal in principal amount to any unpurchased portion of the Senior Notes surrendered, if any; provided that each such new Senior Note will be in a principal amount of $1,000 and integral multiples of $1,000 in excess thereof.

If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid to the person in whose name a Senior Note is registered at the close of business on such interest record date, and no additional interest will be payable to holders who tender pursuant to the Change of Control Offer.

Except as described above with respect to a Change of Control Triggering Event, and as described in the accompanying prospectus under “Description of Debt Securities — Restrictions on Consolidation, Merger and Certain Sales of Assets”, the Indenture does not contain provisions that permit the holders to require that we repurchase or redeem the Senior Notes or otherwise impose obligations upon us in the event of a takeover, recapitalization or similar transaction.

We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Senior Notes validly tendered and not withdrawn under such Change of Control Offer.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of the Senior Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described in the Indenture by virtue of the conflict.

Our ability to repurchase the Senior Notes pursuant to a Change of Control Offer may be limited by a number of factors. Our current indebtedness contains, and future indebtedness may contain, prohibitions of certain events that would constitute a Change of Control Triggering Event or require such indebtedness to be repurchased upon a Change of Control Triggering Event. Moreover, the exercise by the holders of the Senior Notes of their right to require us to repurchase the Senior Notes could cause a default under such indebtedness, even if the Change of Control Triggering Event itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders of the Senior Notes upon a repurchase may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

Restricted and Unrestricted Subsidiaries

The various restrictive provisions of the Indenture applicable to the Company and its Restricted Subsidiaries do not apply to Unrestricted Subsidiaries. The assets and liabilities of Unrestricted Subsidiaries, and investments by the Company in any Unrestricted Subsidiary, are not consolidated with those of the Company and its Subsidiaries in calculating Consolidated Net Tangible Assets (as defined below) under the Indenture. “Unrestricted Subsidiaries” are those Subsidiaries which are designated as Unrestricted Subsidiaries by the board of directors from time to time pursuant to the Indenture and Subsidiaries of Unrestricted Subsidiaries. “Restricted Subsidiary” means any Subsidiary which owns or leases a Principal Property and any other Subsidiary which has not been designated an Unrestricted Subsidiary. “Principal Property” means any real or personal property owned or leased by the Company or any Subsidiary the net book value of which on the date as of which the determination is being made exceeds 5% of the Company’s Consolidated Net Tangible Assets.

Maintenance of Properties

The Company will cause all material properties owned by the Company or any Restricted Subsidiary or used or held for use in the conduct of its business or the business of any Restricted Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment (except for ordinary wear and tear) and will cause to be made all necessary repairs, renewals and replacements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that nothing in this covenant shall prevent the Company or any Restricted Subsidiary from discontinuing the operation or maintenance of any properties if such discontinuation is, in the judgment of the Company, desirable in the conduct of its business or the business of any Restricted Subsidiary and not disadvantageous in any material respect to the holders of the Senior Notes.

Restrictions on Secured Debt

Neither the Company nor any Restricted Subsidiary is permitted to create, issue, incur, assume or guarantee any Secured Debt (as defined below) without equally and ratably securing the Senior Notes. This restriction does not apply to certain permitted encumbrances including indebtedness for money borrowed secured by (a) Mortgages existing on the date the Senior Notes are issued; (b) Mortgages on any real or personal property of any Person existing at the time such Person became a Restricted Subsidiary and not incurred in contemplation of such Person becoming a Restricted Subsidiary; (c) Mortgages in favor of the Company or any Restricted Subsidiary; (d) Mortgages existing on any real or personal property at the time it is acquired by the Company or a Restricted Subsidiary or created within 18 months of the date of such acquisition, conditional sale and similar agreements; (e) certain purchase money Mortgages to secure the purchase price or construction cost of property; and (f) any extension, renewal or refunding (or successive extensions, renewals or refundings) of any Mortgage referred to in the foregoing clauses; provided the principal amount of such extension, renewal or refunding may not exceed the principal amount of the Mortgage being extended, renewed or refunded plus the amount of any premium or other costs paid in connection with such extension, renewal or refunding. In addition to such permitted indebtedness, the Indenture permits additional Secured Debt not otherwise specifically permitted, the aggregate principal amount of which, together with all Attributable Debt in respect of sale and leaseback transactions (as defined below) involving Principal Properties entered into (excluding sale and leaseback transactions permitted by clause (a) below under the section entitled “Restrictions on Sales and Leasebacks” as a result of the permitted encumbrances set forth above and clause (b) of such section) would not exceed 10% of the Consolidated Net Tangible Assets of the Company and its consolidated Restricted Subsidiaries.

“Consolidated Net Tangible Assets” means (a) the total amount of assets (less applicable reserves and other properly deductible items) which under accounting principles generally accepted in the United States would be included on a consolidated balance sheet of the Company and its Restricted Subsidiaries after deducting therefrom, without duplication, the sum of (i) all current liabilities except for (A) notes and loans payable, (B) current maturities of long term debt, (C) current maturities of obligations under capital leases and (D) customer deposits and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, which in each case under generally accepted accounting principles would be included on such consolidated balance sheet, less (b) the amount which would be so included on such consolidated balance sheet for investments (less applicable reserves) (i) in Unrestricted Subsidiaries or (ii) in corporations while they were Unrestricted Subsidiaries but which at the time of computation are not Subsidiaries of the Company.

“Mortgage” means and includes any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or other similar encumbrance.

“Secured Debt” means indebtedness for money borrowed which is secured by a Mortgage on a Principal Property of the Company or any Restricted Subsidiary.

Restrictions on Sales and Leasebacks

Neither the Company nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving any Principal Property (a “sale and leaseback transaction”), unless (a) the Company or such Restricted Subsidiary would be entitled under “Restrictions on Secured Debt” to incur Secured Debt on the Principal Property in a principal amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the Senior Notes under the Indenture or (b)(i) the gross proceeds of the sale or transfer of the Principal Property leased equals or exceeds the fair market value of such Principal Property and (ii) within one year after such sale or transfer of such Principal Property shall have been made by the Company or by a Restricted Subsidiary, the Company applies all of the net proceeds to (A) the voluntary retirement of Funded Debt of the Company or any Restricted Subsidiary or (B) the acquisition by the Company or a Restricted Subsidiary of one or more properties which on an aggregate basis have a purchase price in excess of 5% of Consolidated Net Tangible Assets (other than the Principal Property involved in such sale). A sale and leaseback transaction shall not include any sale and leaseback transactions (x) between the Company and a Restricted Subsidiary or between Restricted Subsidiaries or (y) involving the temporary taking back of a lease for a period, including renewals, of less than three years in the case where it is intended that at the end of the lease the use of such property by the Company or such Restricted Subsidiary will be discontinued.

“Funded Debt” means any indebtedness for money borrowed, created, issued, incurred, assumed or guaranteed, whether secured or unsecured, maturing more than one year after the date of determination thereof and any indebtedness, regardless of its terms, renewable pursuant to the terms thereof or of a revolving credit or similar agreement effective for more than 360 days after the date of the creation of indebtedness.

Book-Entry System for the Senior Notes

Upon issuance, the Senior Notes will each be represented by a global security or securities (each a “Global Security”). Each Global Security will be deposited with, or on behalf of, DTC (the “Depositary”). Upon the issuance of any such Global Security, the Depositary or its nominee will credit the accounts of persons held with it with the respective principal or face amounts of the Senior Notes represented by any such Global Security. Ownership of beneficial interests in any such Global Security will be limited to persons that have accounts with the Depositary (“participants”) or persons that may hold interests through participants. Ownership of beneficial interests by participants in any such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary. Ownership of beneficial interests in any such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to acquire or transfer beneficial interests in any such Global Security.

Payment of principal of and interest on the Senior Notes will be made to the Depositary or its nominee, as the case may be, as the sole registered owner and holder of any Global Security for such series for all purposes under the Indenture. Neither the Company, the trustee nor any agent of the Company or the trustee will have any responsibility or liability for any aspect of the Depositary’s records relating to or payments made on account of beneficial ownership interests in any such Global Security or for maintaining, supervising or reviewing any of the Depositary’s records relating to such beneficial ownership interests.

The Company has been advised by the Depositary that upon receipt of any payment of principal of or interest on any Global Security, the Depositary will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security as shown on the records of the Depositary. Payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in “street name” and will be the sole responsibility of such participants.

No Global Security may be transferred except as a whole by the Depositary to a nominee of the Depositary. Each Global Security is exchangeable for certificated Senior Notes only if (x) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Security or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act and the Company fails within 90 days thereafter to appoint a successor, (y) the Company in its sole discretion determines that such Global Security shall be exchangeable or (z) there shall have occurred and be continuing an Event of Default (as defined in the Indenture) or an event which with the giving of notice or lapse of time or both, would constitute an Event of Default with respect to the Senior Notes represented by such Global Security. In such event, the Company will issue Senior Notes in certificated form in exchange for such Global Security. In any such instance, an owner of a beneficial interest in either Global Security will be entitled to physical delivery in certificated form of Senior Notes equal in principal amount to such beneficial interest and to have such Senior Notes registered in its name. Senior Notes so issued in certificated form will be issued in denominations of $1,000 or any larger amount that is an integral multiple thereof, and will be issued in registered form only, without coupons. Subject to the foregoing, no Global Security is exchangeable, except for a Global Security for the same series of Senior Notes of like denomination to be registered in the name of the Depositary or its nominee.

So long as the Depositary, or its nominee, is the registered owner of a Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Senior Notes represented by such Global Security for the purposes of receiving payment on such Senior Notes, receiving notices and for all other purposes under the Indenture and such Senior Notes. Beneficial interests in the Senior Notes will be evidenced only by, and transfer thereof will be effected only through, records maintained by the Depositary and its participants. Except as provided herein, owners of beneficial interests in any Global Security will not be entitled to and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Depositary will not consent or vote with respect to the Global Security representing the Senior Notes. Under its usual procedures, the Depositary mails an Omnibus Proxy to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.’s (the Depositary’s partnership nominee) consenting or voting rights to those participants to whose accounts the Senior Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

The Depositary has advised the Company that the Depositary is a limited-purpose trust company organized under New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under the Securities Exchange Act of 1934. The Depositary was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary’s participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations some of whom (and/or their representatives) own the Depositary. Access to the Depositary’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the Securities and Exchange Commission.

Same-Day Settlement and Payment for Senior Notes

Settlement for the Senior Notes will be made by the underwriters in immediately available funds. All cash payments of principal and interest will be made by the Company in immediately available funds.

The Senior Notes will trade in the Depositary’s same-day funds settlement system until maturity or until such Senior Notes are issued in definitive form, and secondary market trading activity in such Senior Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in such Senior Notes.

EXCHANGE CONTROLS

There are now no exchange control restrictions on remittances of dividends on our common stock, payment of principal or interest on any indebtedness, or on the conduct of our operations in Liberia by reason of our incorporation in Liberia.

UNITED STATES TAXATION

The following are the material United States federal income tax consequences of ownership and disposition of the Senior Notes applicable to “United States Holders” (as defined below) that meet all of the following conditions:

•	the United States Holders purchase Senior Notes in this offering at the “issue price”, which will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the Senior Notes is sold for money; and

•	the United States Holders hold the Senior Notes as capital assets.

This discussion does not describe all of the tax consequences that may be relevant to United States Holders in light of their particular circumstances or to United States Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	persons holding Senior Notes as part of a hedge or other integrated transaction;

•	United States Holders whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for United States federal income tax purposes; or

•	United States Holders subject to the alternative minimum tax.

This summary is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as in effect or in existence as of the date hereof and changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein. Persons considering the purchase of Senior Notes should consult their tax advisers with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

As used herein, the term “United States Holder” means a beneficial owner of a Senior Note that is for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source;

Payments of Interest

Stated interest paid on a Senior Note will be taxable to a United States Holder as ordinary interest income at the time it accrues or is received in accordance with the United States Holder’s method of accounting for United States federal income tax purposes.

Interest income with respect to a Senior Note will constitute foreign source income for United States federal income tax purposes, which may be relevant to a United States Holder in calculating the holder’s foreign tax credit limitation.

Additional amounts (if any) paid pursuant to the obligations described under “Description of Debt Securities — Tax Related Considerations — Payment of Additional Amounts” in the accompanying prospectus would be treated as ordinary interest income.

Original Issue Discount

It is expected that the Senior Notes will be issued with original issue discount. If a Senior Note is issued at an issue price less than its principal amount, the difference will be treated as original issue discount for United States federal income tax purposes unless the Senior Note satisfies a de minimis threshold (as described below).

If the difference between a Senior Note’s principal amount and its issue price is less than the statutory de minimis amount, i.e., 1/4 of 1 percent of the principal amount multiplied by the number of complete years to maturity, then the Senior Note will not be considered to have original issue discount.

If the Senior Notes are issued with original issue discount, a United States Holder will be required to include such original issue discount in income for United States federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest, before the receipt of cash payments attributable to this income. Under this method, United States Holders generally will be required to include in income increasingly greater amounts of original issue discount in successive accrual periods. United States Holders should consult their tax advisers concerning the consequences of, and accrual of, original issue discount on the Senior Notes.

A United States Holder may make an election to include in gross income all interest that accrues on any Senior Note (including stated interest, any original issue discount, and any de minimis original issue discount) in accordance with a constant yield method based on the compounding of interest. Purchasers of Senior Notes should consult their tax advisers regarding this election.

Sale, Exchange or Retirement of the Notes

Upon the sale, exchange or retirement of a Senior Note, a United States Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the United States Holder’s adjusted tax basis in the Senior Note. A United States Holder’s adjusted tax basis in a Senior Note will generally equal the cost of such Senior Note to the holder, increased by the amounts of any original issue discount previously included in income by such United States Holder with respect to the Senior Note. For these purposes, the amount realized does not include any amount attributable to accrued interest. Amounts attributable to accrued interest are treated as interest as described under “Payments of Interest” above. Any gain or loss will generally be United States source income for purposes of computing a United States Holder’s foreign tax credit limitation.

Gain or loss realized on the sale, exchange or retirement of a Senior Note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement the Senior Note has been held for more than one year.

Backup Withholding and Information Reporting

Information returns may be filed with the Internal Revenue Service in connection with payments on the Senior Notes and the proceeds from a sale or other disposition of the Senior Notes. A United States Holder may be subject to United States backup withholding on these payments if the United States Holder fails to provide its taxpayer identification number to the paying agent or other applicable person and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against the United States Holder’s United States federal income tax liability and may entitle the United States Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

UNDERWRITERS

Subject to the terms and conditions contained in an underwriting agreement dated the date hereof among us and the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Banc of America Securities LLC and Goldman, Sachs & Co. are acting as representatives, we have agreed to sell to the underwriters, severally, and each underwriter has severally agreed to purchase from us, the entire principal amount of Senior Notes that appears opposite its name in the table below.

Principal Amount
Name	of Senior Notes

Morgan Stanley & Co. Incorporated	$
Banc of America Securities LLC
Goldman, Sachs & Co.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Scotia Capital (USA) Inc.
BNP Paribas Securities Corp.
DnB NOR Markets, Inc.
Mizuho Securities USA Inc.
RBS Securities Inc.
Skandinaviska Enskilda Banken AB (publ.)

Total	$250,000,000

In the underwriting agreement, subject to the conditions thereof, the underwriters have agreed to purchase the Senior Notes offered hereby at the price to public indicated on the cover page of this prospectus supplement and to resell such Senior Notes to purchasers. After the initial public offering of the Senior Notes offered hereby, the offering price and other selling terms may from time to time be varied by the underwriters.

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Senior Notes are subject to, among other conditions, the delivery of certain legal opinions by our counsel.

The underwriting agreement provides that we, on one hand, and the underwriters, on the other hand, will indemnify each other against certain liabilities, including liabilities under the Securities Act, and will contribute to payments the other may be required to make in respect thereof.

The expenses of the offering, not including the underwriting discounts, are estimated to be $      million and are payable by us.

In order to facilitate the offering of the Senior Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Senior Notes. Specifically, the underwriters may overallot in connection with this offering, creating a short position in the Senior Notes for their own accounts. In addition, to cover overallotments or to stabilize the price of the Senior Notes, the underwriters may bid for, and purchase, Senior Notes in the open market. Finally, the underwriters may reclaim selling concessions allowed to a trustee or dealer for distributing the Senior Notes in this offering if the underwriters repurchase previously distributed Senior Notes in transactions to cover short portions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Senior Notes above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time. No assurance can be given that an active public market or other market will develop for the Senior Notes or as to the liquidity of the trading market for the Senior Notes.

The Senior Notes will be new securities for which there is currently no market. As a result, we cannot assure you that the initial prices at which the Senior Notes will sell in the market after this offering will not be lower than the initial offering price or that an active trading market for the Senior Notes will develop and continue after completion of this offering. The underwriters have advised us that they currently intend to make a market for the Senior Notes. However, the underwriters are not obligated to do so, and may discontinue any market-making activities with respect to the Senior Notes at any time without notice. In addition, market-making activities will be subject to the limits imposed by the Securities Act of 1934, as amended, and may be limited. Accordingly, we cannot assure you as to the liquidity of, or trading market for, the Senior Notes.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Senior Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Senior Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Senior Notes to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive; or

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer.

For the purposes of this provision, the expression an “offer of Senior Notes to the public” in relation to any Senior Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Senior Notes to be offered so as to enable an investor to decide to purchase or subscribe the Senior Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The underwriters have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act of 2000, or FSMA) received by them in connection with the issue or sale of the Senior Notes in circumstances in which section 21(1) of FSMA does not apply to us. The underwriters agree and acknowledge that they have complied and will comply with all applicable provisions of FSMA with respect to anything done by them in relation to the Senior Notes in, from or otherwise involving the United Kingdom.

The Senior Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the Senior Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Senior Notes may not be circulated or distributed, nor may the Senior Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act,

Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Senior Notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters or their affiliates have from time to time provided investment banking, commercial banking and financial advisory services to us and our affiliates, for which they have received customary compensation. In addition, from time to time, certain of our underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Affiliates of each of the underwriters are lenders under our existing revolving credit facility and will be repaid using proceeds from the sale of Senior Notes in this offering. See “Use of Proceeds.” Because more than 10% of the net proceeds of this offering will be received by members of the Financial Industry Regulatory Authority (“FINRA”) which are participating in the offering, the offering will be conducted in accordance with FINRA Rule 5110(h), which requires that the yield on the Senior Notes be no lower than the yield recommended by a qualified independent underwriter which has participated in the preparation of this prospectus supplement and performed its usual standard of due diligence with respect thereto. Morgan Stanley & Co. Incorporated has agreed to act as the qualified independent underwriter for this offering, and the yield on the Senior Notes will be no lower than the yield recommended by Morgan Stanley & Co. Incorporated. In addition, affiliates of certain of the underwriters may own Senior Notes as part of the initial distribution.

LEGAL MATTERS

The validity of the Senior Notes will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Watson, Farley & Williams (New York) LLP, New York, New York will pass upon certain matters of Liberian law for the underwriters. Davis Polk & Wardwell LLP and Fried, Frank, Harris, Shriver & Jacobson LLP will rely upon Watson, Farley & Williams (New York) LLP regarding matters of Liberian law.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2008, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF DOCUMENTS BY REFERENCE

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy these reports and other information at the Securities and Exchange Commission’s Public Reference Room at Station Place, 100 F Street NE, Washington, D.C. 20549. You can call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. You can access this material at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed and through the Securities and Exchange Commission’s web site at www.sec.gov.

The Securities and Exchange Commission allows us to “incorporate by reference” the information that we file with the Securities and Exchange Commission. This allows us to disclose important information to you by referring to those filed documents. Any information referred to in this way is considered part of this prospectus, and any information that we file with the Securities and Exchange Commission after the date of this prospectus will automatically update and supersede this information.

We are incorporating by reference the documents listed below, and all documents that we file after the date of this prospectus supplement with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of the Senior Notes covered by this prospectus supplement:

•	Our Annual Report on Form 10-K for the year ended December 31, 2008;

•	Our Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 10, 2009;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009; and

•	Our Current Reports on Form 8-K filed with the Securities and Exchange Commission on February 3, 2009, March 4, 2009, April 21, 2009 and May 13, 2009.

Unless we specifically state otherwise, none of the information furnished under Item 2.02 or Item 7.01 in our Current Reports on Form 8-K is, or will be, incorporated by reference in this prospectus supplement.

We will provide to each person, including any beneficial owner, to whom a prospectus has been delivered, free of charge, upon oral or written request copies of any documents that we have incorporated by reference into this prospectus, other than exhibits that are incorporated by reference into those documents. You can obtain copies through our Investor Relations website at www.rclinvestor.com or by contacting our Investor Relations department at 1050 Caribbean Way, Miami, Florida 33132; telephone (305) 539-6153.

Royal Caribbean Cruises Ltd.

Common Stock
Preferred Stock
Debt Securities

From time to time with this prospectus, Royal Caribbean Cruises Ltd. may offer common stock, preferred stock and debt securities, and certain shareholders may offer common stock. Specific terms of these securities and offerings will be provided in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

Investing in these securities involves risks.  See “Item 1A. Risk Factors” in our most recent Annual Report on Form 10-K and our most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 23, 2009.

You should rely only on the information contained in or incorporated by reference in this prospectus, in any accompanying prospectus supplement or in any free writing prospectus filed by us with the Securities and Exchange Commission (the “SEC”). We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus or any prospectus supplement or in any such free writing prospectus is accurate as of any date other than their respective dates.

THE COMPANY

We are the world’s second largest cruise company operating 38 ships in the cruise vacation industry with approximately 78,650 berths as of December 31, 2008. We own five cruise brands, Royal Caribbean International, Celebrity Cruises, Pullmantur, Azamara Cruises, and CDF Croisières de France. In addition, we have a 50% investment in a joint venture with TUI AG which operates the brand TUI Cruises. Our cruise brands primarily serve the contemporary, premium and deluxe segments of the cruise vacation industry, which also includes the budget and luxury segments. Our ships operate on a selection of worldwide itineraries that call on approximately 425 destinations. We compete principally on the basis of quality of ships, quality of service, variety of itineraries and price.

Royal Caribbean International was founded in 1968. The current parent corporation, Royal Caribbean Cruises Ltd., was incorporated on July 23, 1985 in the Republic of Liberia under the Business Corporation Act of Liberia. Our headquarters are located at 1050 Caribbean Way, Miami, Florida 33132. Our telephone number at that address is (305) 539-6000. We maintain internet websites at www.royalcaribbean.com, www.celebrity.com, www.azamaracruises.com, www.cdfcroisieresdefrance.fr and www.pullmantur.es. Information for our investors is available at www.rclinvestor.com. The information on our websites is not incorporated into this prospectus.

The terms “we,” “our” and similar terms used in the descriptions of securities contained in this prospectus refer to Royal Caribbean Cruises Ltd. only, and not to its subsidiaries, unless the context requires otherwise.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Liberian corporation. Certain of our directors and controlling persons are residents of jurisdictions other than the United States, and all or a substantial portion of their assets and a significant portion of our assets are located outside the United States. As a result, it may be difficult for investors to serve process within the United States upon us or those persons or to enforce against us or them judgments obtained in United States courts based upon civil liability provisions of the federal securities laws of the United States. We have been advised by the law firm of Watson, Farley & Williams (New York) LLP (as to Liberian law), that, both in original actions and in actions for the enforcement of judgments of United States courts, there is doubt as to whether civil liabilities based solely upon the United States federal securities laws are enforceable in Liberia.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement and the exhibits and schedules thereto.

The SEC allows us to “incorporate by reference” the information that we file with them. This allows us to disclose important information to you by referring to those filed documents. Any information referred to in this way is considered part of this prospectus, and any information that we file with the SEC after the date of this prospectus will automatically update and supersede this information.

We are incorporating by reference the documents listed below, and all documents that we file after the date of this prospectus with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of securities covered by this prospectus:

•	Our Annual Report on Form 10-K for the year ended December 31, 2008;

•	Our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 11, 2008 and

•	Our Current Reports on Form 8-K filed with the SEC on February 3, 2009 and March 4, 2009.

Unless we specifically state otherwise, none of the information furnished under Item 2.02 or Item 7.01 in our Current Reports on Form 8-K is, or will be, incorporated by reference in this prospectus.

We will provide to each person, including any beneficial owner, to whom a prospectus has been delivered, free of charge, upon oral or written request copies of any documents that we have incorporated by reference into this prospectus. You can obtain copies through our Investor Relations website at www.rclinvestor.com or by contacting our Investor Relations department at 1050 Caribbean Way, Miami, Florida 33132; telephone (305) 982-2625.

USE OF PROCEEDS

Unless we specify otherwise in an accompanying prospectus supplement, we will use the net proceeds from the sale of the securities offered by this prospectus for capital expenditures, the repayment of indebtedness, working capital and other general corporate purposes.

We will not receive any of the proceeds of any sales of common stock by the selling shareholders.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for each of the periods presented. In calculating this ratio, we take earnings to consist of income before the cumulative effect of a change in accounting principle, excluding taxes and income (loss) from equity investees, plus fixed charges and exclude capitalized interest. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. We have included actual interest charges for the Brilliance of the Seas operating lease and, for all other rentals, we have assumed that one-third of rental expense is representative of the interest factor.

	Year Ended December 31,
	2008		2007		2006		2005		2004

Ratio of earnings to fixed charges	2.3	x	2.4	x	2.9	x	3.1	x	2.4x

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $.01 per share, and 20,000,000 shares of preferred stock, par value $.01 per share. The following summary description of the terms of our capital stock is not complete and is qualified by reference to our Restated Articles of Incorporation and By-Laws, copies of which we have filed as exhibits to the registration statement of which this prospectus is part, and the certificate of designations which we will file with the SEC at the time of any offering of our preferred stock.

Common Stock

General

Our directors generally have the power to cause shares of any authorized class of our common stock to be issued for any corporate purpose.

Holders of our common stock are entitled to one vote per share on all matters submitted to our shareholders, and unless the Business Corporation Act of Liberia otherwise provides, the presence in person or by proxy of the holders of a majority of all of our outstanding common stock at any meeting of shareholders will constitute a quorum for the transaction of business at that meeting. We cannot subject the holders of our common stock to further calls or assessments. Under our Restated Articles of Incorporation, holders of our common stock will have no preemptive, subscription or conversion rights.

Neither Liberian law nor our Restated Articles of Incorporation nor any of our other organizational documents limit the right of persons who are not citizens or residents of Liberia to hold or vote our common stock. However, in May 2000, our Restated Articles of Incorporation were amended to prohibit any person, other than our two existing largest shareholders, from owning, as determined for purposes of Section 883(c)(3) of the United States Internal Revenue Code of 1986 as amended, and the regulations promulgated thereunder, shares that give such person in the aggregate more than 4.9% of the relevant class or classes of our common stock.

Dividends

Holders of our common stock have an equal right to receive dividends when declared by our board of directors out of funds legally available for the distribution of dividends.

Sales of Assets, Liquidation and Mergers

Under the Business Corporation Act of Liberia, the holders of 66% of the outstanding shares of our common stock need to approve the sale of all or substantially all of our assets and any decisions by us to liquidate or dissolve. However, holders of only one-half of the outstanding shares of our common stock may elect to institute judicial dissolution proceedings on our behalf under the Business Corporation Act of Liberia. In the event of our liquidation or dissolution, the holders of our common stock will be entitled to share pro rata in the net assets available for distribution to them, after we have paid amounts owed to all creditors and we have paid holders of our outstanding preferred stock the liquidation preferences they are entitled to.

Under the Business Corporation Act of Liberia, the holders of a majority of the outstanding shares of our common stock need to approve a merger or consolidation involving us (other than a merger or consolidation with any of our subsidiaries of which we own at least 90%).

Call of Meetings

Our By-Laws provide that special meetings of our shareholders can be called at any time by either our board of directors, the Chief Executive Officer, or by our shareholders holding at least 50% of our outstanding common stock. In addition, our shareholders may call for meetings of shareholders if there has been a failure to hold an annual meeting.

Election of Directors

Our directors are elected, at either any annual meeting or any special meeting, by a majority of the votes cast by shareholders entitled to vote, and cumulative voting is not permitted. Vacancies on our board of directors are filled by the vote of a majority of the remaining board members for the unexpired term.

Our board of directors is divided into three classes: Class I, Class II and Class III, with the directors in each class to hold office for staggered terms of three years each.

Amendments to Our Charter and By-Laws

Any amendment to our Restated Articles of Incorporation or any shareholder proposal to amend our By-Laws generally requires the authorization by affirmative vote of the holders of not less than two-thirds of all outstanding shares entitled to vote. This requirement does not apply to (1) an amendment to change our registered agent or registered address; (2) an amendment to change the authorized number of shares of stock; or (3) an amendment for establishing and designating the shares of any class or of any series of any class. In the first two cases, our Restated Articles of Incorporation can be amended by the affirmative vote of the holders of a majority of all of our outstanding shares entitled to vote. In the third case, our board of directors has the power to establish and designate new classes of preferred stock. In addition, our board of directors has the power to adopt, amend or repeal our By-Laws.

Dissenters’ Rights of Appraisal and Payment

Under Liberian law, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and have the right to receive payment of the fair value of their shares. If we amend our Restated Articles of Incorporation in a way that alters certain rights of any of our shareholders, those shareholders have the right to dissent and receive payment for their shares. The dissenting shareholders may not receive that payment unless they follow the procedures set forth in the Business Corporation Act of Liberia. Those procedures require that proceedings be instituted in the circuit court in the judicial circuit in Liberia in which our Liberian office is situated if we cannot agree with our dissenting shareholders on a price for the shares. The value of the shares of any dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Shareholders’ Actions

Under Liberian law, any of our shareholders may bring an action in our name to procure a judgment in our favor, provided that shareholder is a holder of our common stock both at the time the action is commenced and at the time of the transaction to which the action relates.

Limitations Under Indebtedness

Agreements governing certain of our indebtedness contain covenants that impose restrictions (subject to some exceptions) on us and our subsidiaries’ ability to take certain corporate actions.

Certain Corporate Actions

Our Restated Articles of Incorporation provide that during the period that the Shareholders Agreement dated as of February 1, 1993 between A. Wilhelmsen AS. and Cruise Associates remains in effect, our board of directors may not approve certain corporate actions unless those actions are approved by one non-independent director nominated by A. Wilhelmsen AS. and one non-independent director nominated by Cruise Associates.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Preferred Stock

The material terms of any series of preferred stock that we offer though a prospectus supplement will be described in that prospectus supplement. Our board of directors is authorized to provide for the issuance of preferred stock in one or more series with designations as may be stated in the resolution or resolutions providing for the issue of such preferred stock. At the time that any series of our preferred stock is authorized, our board of directors will fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of that series, as well as the number of shares constituting that series and their designation. Our board of directors could, without shareholder approval, cause us to issue preferred stock which has voting, conversion and other rights that could adversely affect the holders of our common stock or make it more difficult to effect a change in control. Our preferred stock could be used to dilute the stock ownership of persons seeking to obtain control of us and thereby hinder a possible takeover attempt which, if our shareholders were offered a premium over the market value of their shares, might be viewed as being beneficial to our shareholders. In addition, our preferred stock could be issued with voting, conversion and other rights and preferences which would adversely affect the voting power and other rights of holders of our common stock.

Liability of Directors and Officers

Our Restated Articles of Incorporation and By-Laws contain provisions which eliminate the personal liability of our directors and officers for monetary damages resulting from breaches of their fiduciary duties other than liability for:

•	breaches of the duty of loyalty;

•	acts or omissions not in good faith;

•	acts or omissions which involve intentional misconduct or a knowing violation of law or

•	any transactions in which the director derived an improper personal benefit.

We believe that these provisions are necessary to attract and retain qualified persons as our directors and officers.

DESCRIPTION OF DEBT SECURITIES

The following summarizes some of the general terms and conditions of the debt securities that we may issue under this prospectus. Each time we issue debt securities under this prospectus, we will file a prospectus supplement with the SEC. The prospectus supplement may contain additional terms of those debt securities. The terms presented here, together with the terms contained in the prospectus supplement, will be a description of the material terms of the debt securities, but if there is any inconsistency between the terms presented here and those in the prospectus supplement, those in the prospectus supplement will apply and will replace those presented here.

We will issue the debt securities under an indenture dated as of July 31, 2006 between us and The Bank of New York Trust Company, N.A., as trustee. We will issue each series of debt securities under the terms of a supplemental indenture or an officers’ certificate delivered under the authority of resolutions adopted by our board of directors and the indenture. The terms of any debt securities will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The debt securities will be subject to all those terms, and we refer the holders of debt securities to the indenture and the Trust Indenture Act for a statement of those terms.

The following summaries of various provisions of the indenture and the debt securities are not complete. Unless we indicate otherwise, capitalized terms have the meanings given to them in the indenture. All section references below are to sections of the indenture.

General

The debt securities will be unsecured senior obligations and will rank equally with all of our other unsecured and unsubordinated debt. The indenture does not limit the aggregate principal amount of debt securities that we may issue, and we may issue debt securities periodically in series. In addition, the indenture does not limit the ability of our subsidiaries to incur debt other than secured debt. Any debt incurred by our subsidiaries ranks structurally senior to any debt incurred by us with respect to the assets of the subsidiary borrower (unless that subsidiary issues a subsidiary guarantee). We do not have to issue all the debt securities of one series at the same time and, unless we otherwise specify in a prospectus supplement, we may reopen a series to issue more debt securities of that series without the consent of any holder of debt securities. (Sections 301 and 303) The indenture provides that more than one trustee may be appointed under the indenture to act on behalf of the holders of the different series of debt securities.

We refer you to the prospectus supplement relating to the debt securities of any particular series for a description of the terms of those debt securities, including, where applicable:

•	the title of those debt securities;

•	the aggregate principal amount of those debt securities and any limit on the aggregate principal amount of those debt securities and whether the debt securities are part of a series of securities previously issued or represent a new series;

•	the person to whom any interest (which includes any additional amounts, see “— Tax Related Considerations — Payment of Additional Amounts”) on those debt securities will be payable, if not the person in whose name a debt security is registered at the close of business on the regular record date for that interest;

•	the date or dates on which the principal of those debt securities is payable, or the method by which that date or those dates will be determined;

•	the interest rate or rates, which may be fixed or variable, of those debt securities, if there is any interest, or the method by which that rate or those rates will be determined;

•	the date or dates from which interest will accrue and the dates on which interest will be payable;

•	the regular record date for any interest payable on any interest payment date or the method by which that date will be determined;

•	the basis upon which interest will be calculated if not based on a 360-day year of twelve 30-day months;

•	the place or places where the principal of and any premium and interest on those debt securities will be payable;

•	the times at which, prices at which, currency in which and the other terms and conditions upon which those debt securities may be redeemed, in whole or in part, at our option;

•	any obligation we have to redeem, repay, or purchase those debt securities according to any sinking fund or similar provisions or at a holder’s option and the times at which, prices at which, currency in which and the other terms and conditions upon which those debt securities will be redeemed, repaid or purchased;

•	our right to defease those debt securities or various restrictive covenants and events of default applicable to those debt securities under limited circumstances (see “— Defeasance — Defeasance and Discharge” and “— Defeasance — Defeasance of Certain Covenants”)

•	if not in United States dollars, the currency in which we are to pay principal of and any premium and interest on those debt securities and the equivalent of those amounts in United States dollars;

•	any index, formula or other method used to determine the amount of the payments of principal of or any premium and interest on those debt securities;

•	if those debt securities are to be issued only in the form of a global security as described under “Book-Entry Debt Securities,” the depositary for those debt securities or its nominee and the circumstances under which the global security may be registered for transfer or exchange or authenticated and delivered in the name of a person other than the depositary or its nominee;

•	if any payment, other than the principal of or any premium or interest on those debt securities, may be payable, at our or a holder’s election, in a currency that is not the currency in which those debt securities are denominated or stated to be payable, the terms and conditions upon which that election may be made;

•	if not the entire principal amount of those debt securities, the portion of the principal amount of those debt securities which will be payable upon declaration of acceleration or, if the debt securities are convertible, the portion of the principal amount of those debt securities that is convertible under the provisions of the indenture;

•	any provisions granting special rights to the holders of those debt securities if specified events occur;

•	any deletions from, modifications of or additions to, the events of default or our covenants applicable to those debt securities, whether or not those events of default or covenants are consistent with the events of default or covenants described in this prospectus;

•	whether and under what circumstances we will not pay additional amounts on those debt securities to a holder and whether or not we may redeem those debt securities rather than pay those additional amounts and the terms of that option to redeem;

•	any obligation we have to convert those debt securities into shares of our common stock or preferred stock and the initial conversion price or rate, the conversion period, any adjustment of the applicable conversion price, any requirements regarding the reservation of shares of our capital stock for the conversion and other terms and conditions of the conversion and

•	any other terms of those debt securities. (Section 301)

The debt securities may provide that less than their entire principal amount will be payable upon acceleration of their maturity (“original issue discount securities”). We will describe any special United States federal income tax, accounting and other considerations that apply to original issue discount securities in the applicable prospectus supplement.

Denominations, Interest, Registration and Transfer

Unless we indicate otherwise in the applicable prospectus supplement, we will issue the debt securities of any series in denominations of $1,000 and integral multiples of $1,000. (Section 302)

Unless we otherwise specify in the applicable prospectus supplement, we will pay the principal of and any premium and interest on any series of debt securities at the corporate trust office of the trustee, currently located at 10161 Centurion Parkway, Jacksonville, FL 32256. However, we may pay interest by check mailed to the address in the security register of the person entitled to that interest or by wire transfer of funds to that person’s United States bank account. (Sections 307 and 1002)

Any interest on a debt security that we do not punctually pay or provide for on an interest payment date will after that date not be payable to the holder on the related regular record date. Instead, that interest may either be paid to the person in whose name that debt security is registered at the close of business on a special record date designated by the trustee or be paid at any time in any other lawful manner as described in the indenture. If the trustee establishes a special record date, it will notify the holder of that date not less than 10 days prior to that date. (Section 307)

Subject to some limitations imposed on debt securities issued in book-entry form, a holder may exchange debt securities of any series for other debt securities of that series as long as the newly issued debt securities are issued in the same aggregate principal amount as the debt securities being exchanged and in an authorized denomination. The holder must surrender the debt securities to be exchanged at the corporate trust office of the trustee. In addition, subject to some limitations imposed on debt securities issued in book-entry form, a holder may surrender for conversion, if convertible, or register for transfer the debt securities of any series at the corporate trust office of the trustee. Every debt security surrendered for conversion or registration of transfer or exchange must be endorsed or accompanied by a written instrument of transfer. We will not impose a service charge for any registration of transfer or exchange of any debt securities, but we may require payment of an amount that will cover any tax or other governmental charge payable as a result of the transfer or exchange. (Section 305) If we designate a transfer agent for any series of debt securities, we may rescind that designation at any time. We may also approve a new location for that transfer agent to act, provided that we maintain a transfer agent in each place of payment for that series of debt securities. We may at any time designate additional transfer agents for any series of debt securities. (Section 1002)

In the event of any redemption of any series of debt securities in part, neither we nor the trustee will be required to:

•	issue, register the transfer of or exchange debt securities of that series during the period beginning at the opening of business 15 days before the mailing of the redemption notice for those debt securities and ending at the close of business on the mailing date of the redemption notice or

•	register the transfer of or exchange any debt security or any portion of a debt security called for redemption, except the unredeemed portion of any debt security being redeemed in part. (Section 305)

Covenants

We will describe any particular covenants relating to a series of debt securities in the prospectus supplement relating to that series. We will also state in that prospectus supplement whether the “covenant defeasance” provisions described below will apply to those covenants.

Restrictions on Consolidation, Merger and Certain Sales of Assets

Without the consent of the holders, we may consolidate with or merge with or into, or convey, transfer or lease our properties and assets substantially as an entirety to, any person and may permit any person to merge with or into, or convey, transfer or lease its properties and assets substantially as an entirety to us if:

•	immediately after giving effect to that transaction, and treating any indebtedness that becomes our obligation as a result of the transaction as having been incurred by us at the time of the transaction, no event of default and no event which after notice or lapse of time or both would become an event of default shall have occurred and be continuing and

•	the successor person assumes all our obligations under the indenture; provided that the successor person is a corporation, trust or partnership organized under the laws of the United States, any state of the United States, the District of Columbia, the Republic of Liberia or any country recognized by the United States. (Section 801)

Events of Default

Except as we may otherwise provide in a prospectus supplement for any particular series of debt securities, the following events are “events of default” for any series of debt securities:

•	our failure to pay interest or any additional amounts on those debt securities for 30 days after that interest or those additional amounts become due;

•	our failure to pay the principal or any premium on those debt securities when due at maturity;

•	our failure to deposit any sinking fund payment for those debt securities when due;

•	our failure to perform any other covenants in the indenture for 60 days after written notice has been given as provided in the indenture;

•	our failure to pay when due any payment on, or the acceleration of, any of our indebtedness for money borrowed that exceeds $50 million in the aggregate under any mortgages, indentures (including the indenture for the debt securities) or instruments under which we may have issued, or which there may have been secured or evidenced, any of our indebtedness for money borrowed, if that indebtedness is not discharged or the acceleration is not annulled within 30 days after written notice has been given as provided in the indenture;

•	the occurrence of certain events of bankruptcy, insolvency or reorganization or

•	the occurrence of any other event of default that we provide for debt securities of that series. (Section 501)

If an event of default affecting any series of debt securities occurs and continues, either the trustee or the holders of at least 25% of the aggregate principal amount of the debt securities of that series then outstanding may declare the principal amount (or, if the debt securities of that series are original issue discount securities or indexed securities, the portion of the principal amount specified in the terms of that series) of all of the debt securities of that series to be immediately due and payable. At any time after a declaration of acceleration affecting debt securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in principal amount of the debt securities outstanding of that series may, under limited circumstances, rescind and annul that acceleration. (Section 502)

The indenture requires that we file annually with the trustee a certificate of our principal executive, financial or accounting officer as to his or her knowledge of our compliance with all conditions and covenants of the indenture. (Section 1005)

We refer you to the prospectus supplement relating to each series of debt securities that are original issue discount securities for the particular provisions regarding acceleration of the maturity of a portion of the principal amount of those original issue discount securities if an event of default occurs and continues.

Subject to the provisions of the indenture relating to the trustee’s duties, if an event of default occurs and continues, the indenture provides that the trustee is not required to exercise any of its rights or powers under the indenture at the request, order or direction of holders unless those holders have offered to the trustee reasonable indemnity. (Section 603) Subject to those provisions regarding indemnification and rights of the trustee, the indenture provides that the holders of a majority in principal amount of the debt securities then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. (Section 512)

Defeasance

The obligations that we have under the indenture will not apply to the debt securities of a series (except for our obligations to register any transfer or exchange of those debt securities and provide for additional amounts) when all those debt securities:

•	have been delivered to the trustee for cancellation;

•	have become due and payable or

•	will upon their stated maturity or redemption within one year become due and payable,

and we have irrevocably deposited with the trustee as trust funds for that purpose an amount sufficient to pay and discharge the entire indebtedness on those debt securities. (Section 401)

The prospectus supplement relating to the debt securities of any series will state if any additional defeasance provisions will apply to those debt securities.

Defeasance and Discharge

The indenture allows us to elect to defease and be discharged from all of our obligations with respect to any series of debt securities then outstanding (except for those obligations to pay additional amounts, register the transfer or exchange of the debt securities, replace stolen, lost or mutilated debt securities, maintain paying agencies and hold moneys for payment in trust) provided the following conditions have been satisfied:

•	We have deposited in trust with the trustee (a) funds in the currency in which the debt securities are payable, or (b) if the debt securities are denominated in United States dollars, (A) United States Government Obligations or (B) a combination of United States dollars and United States Government Obligations in each case, in an amount sufficient to pay and discharge the principal, interest, premium and any mandatory sinking fund payments on the outstanding debt securities of the series and

•	We have delivered to the trustee an opinion of counsel that states that the discharge will not be considered, or result in, a taxable event to the holders of the debt securities of the series. (Section 403)

Defeasance of Certain Covenants

The indenture states that if the debt securities of a series so provide, we need not comply with some restrictive covenants applicable to those debt securities (except for our obligation to pay additional amounts) and that our failure to comply with those covenants will not be considered events of default under the indenture and those debt securities if the following conditions have been satisfied:

•	We have deposited in trust with the trustee (a) funds in the currency in which the debt securities are payable, or (b) if those debt securities are denominated in United States dollars, (A) United States Government Obligations or (B) a combination of United States dollars and United States Government Obligations in each case, in an amount sufficient to pay and discharge the principal, interest, premium and any mandatory sinking fund payments on the outstanding debt securities of the series and

•	We have delivered to the trustee an opinion of counsel that states that the discharge will not be considered, or result in, a taxable event to the holders of the debt securities of the series. (Section 1004)

Modification of the Indenture

We and the trustee may modify or amend the indenture if we obtain the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification or amendment. However, the indenture may not be modified or amended to:

•	change the stated maturity of the principal of, or any installment of principal of or any interest on, any debt security;

•	reduce the principal amount of any debt security;

•	reduce the rate of interest on any debt security;

•	reduce any additional amounts payable on any debt security;

•	reduce any premium payable upon the redemption of any debt security;

•	reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of acceleration of its maturity under the terms of the indenture;

•	change any place of payment where, or the currency in which any debt security or any premium or interest on that debt security is payable;

•	impair the right to institute suit for the enforcement of any payment of principal of or premium or any interest on any debt security on or after its stated maturity, or, in the case of redemption, on or after the redemption date;

•	reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for the supplemental indenture;

•	reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for any waiver of compliance with certain provisions of the indenture or certain defaults under the indenture and their consequences or

•	modify any of the provisions relating to supplemental indentures, waiver of past defaults or waiver of certain covenants, except to increase the percentage in principal amount of the outstanding debt securities of a series required for the consent of holders to approve a supplemental indenture or a waiver of a past default or compliance with certain covenants or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding debt security that would be affected by such a modification or waiver, without the consent of the holders of each of the debt securities affected by that modification or amendment. (Section 902)

We and the trustee may amend the indenture without notice to or the consent of any holder of debt securities for any of the following purposes:

•	to evidence that another person is our successor and that that person has assumed our covenants in the indenture and in the debt securities as obligor;

•	to add to our covenants for the benefit of the holders of all or any series of debt securities;

•	to surrender any right or power conferred upon us in the indenture;

•	to add additional events of default;

•	to add or change any provisions of the indenture to the extent necessary to permit or facilitate issuing debt securities in bearer form, whether registrable or not as to principal, and with or without interest coupons;

•	to permit or facilitate the issuance of debt securities in uncertificated form;

•	to add to, change or eliminate any of the provisions of the indenture affecting one or more series of debt securities, provided that the addition, change or elimination —

o	shall not (X) apply to debt securities of any series created before the execution of the supplemental indenture and entitled to the benefit of that provision or (Y) modify the rights of any holder of those outstanding debt securities with respect to such provision or

o	shall become effective only when there are no such debt securities of that series outstanding;

•	to establish the form or terms of debt securities of any series as permitted by the indenture, including any provisions and procedures relating to debt securities convertible into our common stock or preferred stock;

•	to evidence and provide for the acceptance of appointment of a successor trustee for the debt securities of one or more series and to add to or change any of the provisions of the indenture necessary to provide for or facilitate the administration of the trusts under the indenture by more than one trustee;

•	to secure the debt securities;

•	to supplement any of the provisions of the indenture to the extent necessary to permit or facilitate the defeasance and discharge of any series of debt securities under the indenture if doing so does not adversely affect the interests of the holders of debt securities of that series or any other series in any material way;

•	to cure any ambiguity, to correct or supplement any provision in the indenture which may be inconsistent with any other provision in the indenture if doing so does not adversely affect the interests of the holders of debt securities of that series or any other series in any material way or

•	to make any other provisions regarding matters or questions arising under the indenture if doing so does not adversely affect the interests of the holders of debt securities of that series or any other series in any material way. (Section 901)

Conversion Rights

We will describe any terms and conditions upon which the debt securities are convertible into our common stock or preferred stock in the applicable prospectus supplement. Those terms will include:

•	whether those debt securities are convertible into our common stock or preferred stock;

•	the conversion price or manner of calculating the conversion price;

•	the conversion period;

•	provisions as to whether conversion will be at our option or the option of the holders;

•	the events requiring an adjustment of the conversion price and

•	provisions affecting conversion in the event of the redemption of those debt securities. (Section 301)

Book-Entry Debt Securities

We may issue the debt securities of a series, in whole or in part, in the form of one or more global securities that will be deposited with, or on behalf of, a depositary. We will identify the depositary in the applicable prospectus supplement relating to that series. If we issue one or more global securities, we will issue them in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of the outstanding debt securities of the series to be represented by that global security or those global securities. We may issue global securities in either registered or bearer form and in either temporary or permanent form. We will describe the specific terms of the depositary arrangement for a series of debt securities in the applicable prospectus supplement relating to that series. (Sections 301, 304 and 305)

Tax Related Considerations

Payment of Additional Amounts

Any amounts that we pay with respect to any series of debt securities will be paid without deduction or withholding for any and all present or future tax, duty, levy, impost, assessment or other governmental charges imposed or levied by or on behalf of the Liberian government or the government of the jurisdiction of our successor or any authority or agency in that government having power to tax (“Taxes”), unless we are required to withhold or deduct Taxes by law or by the interpretation or administration of that law. If we are so required to deduct or withhold any amount for Taxes from any payment made with respect to any series of debt securities, we will pay any “additional amounts” necessary so that the net payment received by each holder, including additional amounts, after the withholding or deduction, will not be less than the amount the holder would have received if those Taxes had not been withheld or deducted. However, we will pay no additional amounts with respect to a payment made to a holder which is subject to those Taxes because that holder is subject to the jurisdiction of the government of our jurisdiction of organization or any territory of that jurisdiction other than by merely holding the debt securities or receiving payments under the debt securities (an “excluded holder”). We will also pay no additional amounts with respect to a payment made to a holder, if we would not be required to withhold or deduct any amount for Taxes from any payment made to that holder, if that holder filed a form with the relevant government with no other consequence to that holder. We will also deduct or withhold and remit the full amount deducted or withheld to the relevant authority according to applicable law. We will furnish the holders, within 30 days after the date the payment of any Taxes is due under applicable law, certified copies of tax receipts evidencing our payment. We will indemnify and hold harmless each holder and upon written request reimburse each holder for the amount of any:

•	Taxes levied or imposed on and paid by that holder as a result of payments with respect to the debt securities (other than for an excluded holder);

•	liability, including penalties, interest and expense, arising from those Taxes and

•	Taxes imposed as a result of any reimbursement we make under this covenant. (Section 1007)

Redemption or Assumption of Debt Securities under Certain Circumstances

If we determine, based upon an opinion of counsel, that we would be required to pay an additional amount, because of any change in or amendment to:

•	the laws and related regulations of Liberia or any political subdivision or taxing authority of Liberia; or

•	the laws and related regulations of any jurisdiction in which we are organized or any political subdivision or taxing authority of that jurisdiction or

•	any official position regarding the application or interpretation of the above laws or regulations,

which is announced or becomes effective after the date of the indenture, then we may, at our option, on giving not less than 30 days’ nor more than 60 days’ notice, redeem the debt securities in whole, but not in part, at any time at a redemption price equal to 100% of the principal amount of the debt securities plus accrued interest to the redemption date or, in the case of securities issued at a discount, at a redemption price equal to the offering price plus accrued original issue discount to the redemption date. Any notice of redemption we give will be irrevocable, and we may not give any notice of redemption more than 90 days before the earliest date on which we would be obligated to pay additional amounts. At the time we give notice of redemption, the obligation to pay additional amounts remains in effect. (Section 1108)

SELLING SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of February 12, 2009 by certain of our shareholders. To the extent indicated in the accompanying prospectus supplement, one or both of our selling shareholders may from time to time offer shares of our common stock for sale.

	Shares Owned Beneficially
Name	Number	Percent(1)

A. Wilhelmsen AS.(2)	42,966,472	20.1%
Cruise Associates(3)	33,281,900	15.6%

(1)	Based on 213,676,131 shares of common stock issued and outstanding as of February 12, 2009.

(2)	A. Wilhelmsen AS. is a Norwegian corporation, the indirect beneficial owners of which are members of the Wilhelmsen family of Norway.

(3)	Cruise Associates is a Bahamian general partnership, the indirect beneficial owners of which are various trusts primarily for the benefit of certain members of the Pritzker family and a trust primarily for the benefit of certain members of the Ofer family.

PLAN OF DISTRIBUTION

We and any selling shareholders may sell the securities offered under this prospectus through agents; through underwriters or dealers; directly to one or more purchasers; or through a combination of any of these methods of sale. For each offering of securities under this prospectus, we will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers, and their compensation, in the related prospectus supplement.

VALIDITY OF SECURITIES

Davis Polk & Wardwell, New York, New York, will pass upon the validity of any debt securities sold under this prospectus. Watson, Farley & Williams (New York) LLP, New York, New York, will pass upon the validity of any common stock or preferred stock sold under this prospectus. Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York, will pass upon certain legal matters for any underwriters or agents. Davis Polk & Wardwell and Fried, Frank, Harris, Shriver & Jacobson LLP will rely upon Watson, Farley & Williams (New York) LLP regarding matters of Liberian law.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2008, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

$250,000,000
Royal Caribbean Cruises Ltd.

% SENIOR NOTES DUE 2015

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

MORGAN STANLEY	BANC OF AMERICA SECURITIES LLC	GOLDMAN, SACHS & CO.

Senior Co-Managers

CITI	DEUTSCHE BANK SECURITIES	SCOTIA CAPITAL

Co-Managers

BNP PARIBAS	DNB NOR MARKETS	MIZUHO SECURITIES USA INC.

RBS	SEB